Registration No. 333-______
     As filed with the Securities and Exchange Commission on August 28, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                  Fred's, Inc.
             (Exact name of registrant as specified in its charter)

                                    Tennessee
                         (State or other jurisdiction of
                         incorporation or organization)
                                   62-0634010
                     (I.R.S. Employer Identification Number)


                              4300 New Getwell Road
                            Memphis, Tennessee 38118
                                 (901) 365-8880
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                Michael J. Hayes
                             Chief Executive Officer
                                  Fred's, Inc.
                              4300 New Getwell Road
                            Memphis, Tennessee 38118
                                 (901) 365-8880

       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:

Samuel D. Chafetz, Esq.                            Michael M. Froy, Esq.
Baker, Donelson, Bearman & Caldwell P.C.           Sonnenschein Nath & Rosenthal
First Tennessee Building, Suite 2000               8000 Sears Tower
Memphis, Tennessee 38103                           Chicago, Illinois 60606
(901) 526-2000                                     (312) 876-8000
                           ---------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                           ---------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

==================================== =================== ======================== ========================== ======================
 Title of Each Class of Securities      Amount to be        Proposed Maximum          Proposed Maximum             Amount of
         to be Registered                Registered        Offering Price per     Aggregate Offering Price   Registration Fee (1)
                                                                Unit (1)                     (1)
------------------------------------ ------------------- ------------------------ -------------------------- ----------------------
Class A Common Stock, no par value       1,815,000               $26.80                  $48,642,000              $12,160.50
==================================== =================== ======================== ========================== ======================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the proposed maximum offering price per share and the registration fee have been computed based on the average of the high and low sales prices of the Common Stock as quoted on the Nasdaq National Market on August 20, 2001.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 2001


PROSPECTUS

                                1,650,000 Shares

                                  [FRED'S LOGO]

                              Class A Common Stock



     Fred's, Inc., and the selling shareholders are offering shares of Class A Common Stock in a firmly underwritten offering. Fred's is offering 1,500,000 shares and the selling shareholders are offering 150,000 shares. Fred's will not receive any of the proceeds of shares sold by the selling shareholders.

     The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "FRED." On August 23, 2001, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $30.05 per share.

     Investing in our stock involves risks. See "Risk Factors" beginning on page 7.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

=============================================================== ====================== ======================
                                                                      Per Share                Total
--------------------------------------------------------------- ---------------------- ----------------------
Public Offering Price                                                   $                 $
Underwriting Discount                                                   $                 $
Proceeds to Fred's, Inc.                                                $                 $
Proceeds to Selling Shareholders                                        $                 $

=============================================================== ====================== ======================

     The underwriters may purchase up to an additional 165,000 shares at the public offering price, less the underwriting discount, from the selling shareholders, within 30 days from the date of this prospectus to cover over-allotments.



William Blair & Company                               SunTrust Robinson Humphrey
                         Morgan Keegan & Company, Inc.
                     The date of this prospectus is , 2001.

                              [Inside front cover:
                             Map of U.S. indicating
                            states with Fred's stores
                             and the number thereof
                                   per state.]













































                       Our principal executive offices are
                        located at 4300 New Getwell Road,
                        Memphis, Tennessee 38118 and our
                            telephone number is (901)
                            365-8880. Our website is
                                www.fredsinc.com.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that may be important to you. Before you decide to invest in Fred's, Inc., you should read the entire prospectus carefully, including the "Risk Factors" section, our financial statements and the related notes included in this prospectus, and the documents incorporated by reference into this prospectus. References to "Fred's", "we", "our", and "us" refer to Fred's, Inc., but not to the underwriters or selling shareholders.

     The information presented in this prospectus has been adjusted to reflect the 5-for-4 stock-split of our common stock effected June 18, 2001.

     Except as otherwise noted, the term "common stock" refers to our Class A Common Stock when used in this prospectus. References to a fiscal year by date refer to the year in which the fiscal year begins. For example, the fiscal year which began on January 30, 2000, and ended on February 3, 2001, is referred to as "fiscal 2000. "

                                  FRED'S, INC.

     Fred's, Inc., founded in 1947, operates 373 discount general merchandise stores, including 27 franchised Fred's stores, in 11 states primarily in the southeastern United States. 202 of our stores have full service pharmacies. Our stores offer the convenience of a small-format discount retailer or drug store, but typically offer a broader selection of merchandise.

     Our stores stock over 12,000 frequently purchased items which address the everyday needs of our customers, including household goods, apparel, health and beauty aids, food, tobacco and cleaning supplies. In addition to nationally recognized brand name products, our merchandise includes private label products and, to a lesser extent, opportunistic buys. At an average of approximately 15,000 square feet, our stores are smaller than those of a mass merchant (typically over 100,000 square feet), but larger than a small-format discount or dollar store (typically under 10,000 square feet). We believe our customers shop at Fred's stores for our convenient locations, merchandise assortment, competitive prices and advertised promotions.

     Our stores generally serve low, middle and fixed income families in small to medium-sized markets. The typical Fred's customer is female with an average household income of less than $30,000. Our convenient format enables us to capture small ticket, high frequency shopping trips. As a result, our average transaction size is approximately $11.80 for general merchandise, or approximately $16.00 if pharmacy sales are included.

     During the past three years, we have grown our net sales and net income significantly. In fiscal 2000, we generated net sales of approximately $781.2 million, reflecting compound annual growth of 14.0% since fiscal 1998. During the same period, we grew our net income at a compound annual growth rate of 29.7% to $14.9 million. We have also achieved attractive financial results during the first 26 weeks of fiscal 2001, with a net sales increase of 17.2% and net income growth of 25.5% over the same period in the prior year.

--------------------------------------------------------------------------------
Competitive Differentiation
--------------------------------------------------------------------------------
     We believe our store format and strategy, which combine attractive elements of a discount or dollar store, drug store and mass merchant, provide us significant competitive advantages.

     Convenient Store Locations and Format. Our store location strategy targets shoppable, neighborhood locations with ample storefront parking and easy access. Most of our stores are located in rural and suburban towns that have populations under 15,000. Additionally, our stores are designed to be easily navigable for our customers. Our emphasis on convenience positions us to compete effectively with various retail formats and capture a higher share of our customers' small ticket, frequent shopping requirements.

     Pricing and Promotion. A key element of our strategy is to offer competitive pricing on consumable items and a strong price-to-value relationship on our expanded general merchandise assortment. As part of our strategy to appeal to the high frequency shopper, we recently introduced everyday low pricing at all of our locations. In addition, we employ an aggressive promotional strategy generally utilizing 13 advertising circulars per year, which we believe is more than our competitors.

     Broad Product and Service Offerings. With an average store size of approximately 15,000 square feet, we are able to offer a much broader assortment of merchandise and services than our small-format competitors. Our merchandise mix features a high proportion of national-brand items, private label products including "Fred's" branded products and, to a lesser extent, opportunistic buys. In addition to lower margin consumable goods typically found at a small-format discount retailer or dollar store, we offer our customers an attractive selection of higher margin categories, such as apparel and home furnishings, to complement our merchandise assortment and enhance our store profitability.

     Pharmacy Services. 202 of our 373 stores have a full-service pharmacy offering branded and generic pharmaceuticals. We believe our pharmacies generate improved overall sales productivity, attract a wider income and age customer base and enhance customer loyalty. 124 of our pharmacies have added drive-through windows which further enhances our convenient shopping experience. Given continued expansion of insurance coverage and the introduction of new prescription medicines, the retail prescription drug industry is expected to be one of the fastest growing retail segments in the United States over the next ten years.

--------------------------------------------------------------------------------
Growth And Expansion Strategy
--------------------------------------------------------------------------------
     Over the past two years, we have added several key members to our senior management team and strengthened our store operations and merchandising strategies. Numerous improvements have been made to our merchandise assortment, buying process, pricing strategy, marketing programs and real estate selection and development expertise. We have significantly improved our information systems and enhanced our distribution center capacity. We believe these enhancements to management and infrastructure, and the growing advantages of scale and sophistication, position us well for accelerated growth and improved profitability.

     Accelerate Store Growth. We believe there are a significant number of markets and sites which meet our demographic criteria for opening a new store. Our new store development process has also recently been improved, reducing the time and costs of opening new stores. Consequently, we plan to open approximately 35 stores in fiscal 2001, 25 of which were opened in the first half of this year, and 60 stores in fiscal 2002. We anticipate new store growth of approximately 15% over the next several years, as compared to a rate of 10% during the past three years. Because we have also expanded the size of our new store prototype, we also expect square footage to grow at a slightly faster rate than in the past. We expect to continue to focus our new store development primarily in small to medium sized markets within our present geographic area. Expansion of our pharmacy operations will also continue to be a component of our growth strategy.

     Increase Store Sales. We have implemented and continue to undertake a number of merchandising and marketing initiatives to improve our comparable store sales. As a result of our efforts, we have produced comparable store sales increases averaging 9.2% in fiscal 2000 and 8.6% during the first 26 weeks of fiscal 2001. We believe that we can continue to achieve further growth in comparable store sales in the future. Such enhancements include improved merchandise presentation, heightened focus on customer satisfaction, better internal and external signage, enhanced marketing programs and continued store remodeling.

                                  THE OFFERING

Common stock offered by Fred's, Inc..........................1,500,000 shares

Common stock offered by the selling shareholders.............  150,000 shares

Total shares to be offered.................................. 1,650,000 shares

Common stock outstanding after the offering.................16,744,986 shares(1)

Use of proceeds.................................We will receive approximately
                                                $    million  in net proceeds
                                                in this offering.  We intend
                                                to use the proceeds:

                                                o for working capital and other
                                                  general corporate purposes;

                                                o to accelerate new store and
                                                  pharmacy openings; and

                                                o to repay long-term debt and to
                                                  reduce debt under our
                                                  revolving line of credit.

Nasdaq National Market symbol..........................................FRED


(1)The information regarding shares of common stock outstanding after the offering is based on the number of shares of common stock outstanding as of August 23, 2001 and assumes that the underwriters do not exercise their over-allotment option for 165,000 shares.

                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The statement of operations for the five years ended February 3, 2001 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The balance sheet statement of operations data as of and for the 26 weeks ended July 29, 2000 and August 4, 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for interim periods. Interim period results, however, are not necessarily indicative of results that will be obtained for the full year. The summary financial information below has been adjusted to reflect the 5-for-4 stock-split effected June 18, 2001.

                                                          For the Years Ended                         26 Weeks Ended
                                         ---------------------------------------------------------  -------------------
                                        February 1, January 31, January 30, January 29,  February 3, July 29,   August 4,
                                             1997       1998       1999(3)   2000        2001         2000        2001
                                             ----       ----       ----      ----        ----         ----        ----
                                                                                                     (unaudited)
                                             (in thousands, except per share amounts and selected operating data)
Statement of Operations Data:
 Net sales                               $  418,297    492,236    600,902  $ 665,777    781,249    356,485    $ 417,637
 Cost of goods sold                         306,054    357,135    436,523    478,138    566,115    258,435      303,098
                                            -------    -------    -------    -------    -------    -------      -------
   Gross profit
                                            112,243    135,101    164,379    187,639    215,134     98,050      114,539
 Selling, general and administrative
expenses                                    102,175    119,590    149,668    168,696    189,414     89,198      103,538
 Restructuring and other charges              3,289          -          -          -          -          -            -
                                            -------    -------    -------    -------    -------    -------      -------
   Operating income
                                              6,779     15,511     14,711     18,943     25,720      8,852       11,001
 Interest expense, net                          271      (149)      1,106      2,504      3,226      1,436        1,336
                                            -------    -------    -------    -------    -------    -------      -------
   Income before taxes
                                              6,508     15,660     13,605     16,439     22,494      7,416        9,665
 Income taxes                                   702      5,873      4,775      5,737      7,645      2,417        3,392
                                            -------    -------    -------    -------    -------    -------      -------
   Net income                              $  5,806   $  9,787   $  8,830  $  10,702  $  14,849   $  4,999     $  6,273
                                           ========   ========   ========  =========  =========   ========     ========
Net Income per share
  Basic                                       $0.40      $0.67      $0.60      $0.72      $0.99      $0.34        $0.42
  Diluted                                     $0.40      $0.66      $0.58      $0.71      $0.98      $0.33        $0.41

Weighted average shares outstanding:
  Basic                                      14,542     14,587     14,748     14,784     14,921     14,860       15,056
  Diluted                                    14,571     14,828     15,098     15,090     15,246     15,194       15,485

Selected Operating Data: (1)
Stores open at beginning of period              206        213        261        283        293        293          321
Stores opened/acquired during period             13         49         29         20         32         18           25
Stores closed during period                     (6)        (1)        (7)       (10)        (4)        (2)            0
                                            -------    -------    -------    -------    -------    -------      -------

Stores open at end of period                    213        261        283        293        321        309          346

Number of stores with pharmacies at end         101        141        180        182        198        189          202
of period

 Average net sales per store             $2,051,000 $2,022,000 $2,036,000 $2,207,000 $2,440,000
 Average sales per square foot           $      149 $      159 $      171 $      174 $      189

Square feet of selling space at end of    2,828,000  3,362,000  3,680,000  3,966,000  4,346,000  4,171,000    4,761,000
period
Average square feet of selling space per     13,277     13,875     13,925     14,015     14,690     14,669       14,662
store

Comparable store sales increases              2.20%      8.30%      5.60%      5.20%       9.20%      9.70%        8.60%

                                                                                                As of August 4, 2001
                                                                                               ------------------------
                                                                                                 Actual   As Adjusted(2)
                                                                                               ------------------------
                                                                                                   (in thousands)
Balance Sheet Data:
Working capital                                                                                  $119,556   $
Total assets                                                                                      262,875
Total debt                                                                                         39,013
Shareholders' equity                                                                              167,019
------------------------------------------

(1) Excludes franchise stores. There were 32, 31, 29, 26, 26 and 27 franchise stores at the end of each of fiscal 1996, 1997, 1998, 1999, 2000, and the 26 weeks ended August 4, 2001, respectively.
(2)  As adjusted for this offering, less expenses and underwriting discount.
(3) Results for fiscal 1998 include the effect of the 1998 adoption of LIFO for pharmacy inventories ($3,108,000).

                                  RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of the common stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

--------------------------------------------------------------------------------
We may not be able to successfully execute our expansion plan.
--------------------------------------------------------------------------------
     The growth of our net sales and earnings will depend in part on our ability to expand our operations through the opening of new stores in existing and new markets and to operate those stores profitably. We have grown rapidly primarily through opening new stores, some of which include a pharmacy. We may not be able to open all of the stores contemplated by our growth strategy, and new stores that we open may not be profitable. A significant growth area for us has been our pharmacy business. In fiscal 2000, we added a net of 16 new pharmacies. Our primary mechanism for adding new pharmacies is through the acquisition of prescription files from independent pharmacies. The availability of pharmacy file acquisition candidates in our targeted expansion areas may be limited and will depend on a variety of factors.

     Our operating complexity and management responsibilities have increased, and will continue to increase, as we grow. Our growth also requires that we continue to expand and improve our operating and financial systems and to expand, train and manage our employee base. Also, expansion into new market areas may prove to be difficult and costly. In addition, as we continue to open or acquire new stores, we may be unable to hire a sufficient number of qualified store personnel or successfully integrate the stores into our business. Our expansion prospects also depend on a number of other factors, many of which are out of our control, including, among other things:

          o    general and local economic conditions;

          o    acceptance of the Fred's concept in particular markets;

          o    competition;

          o    consumer preferences;

          o    financing and working capital requirements;

          o our ability to provide adequate distribution capabilities as well as the costs and risks associated with the potential need to construct additional distribution facilities to support growth;

          o    our ability to negotiate store leases on favorable terms;

          o our ability to improve costs and timing associated with opening new locations; and

          o availability of quantities of close out or special situation products.

     Failure to realize these growth plans could be detrimental to our goals of increasing market share and increasing same store revenues. Additionally, we cannot assure you that our newly opened stores will not adversely affect the revenues and profitability of our existing stores.

     We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

     Our success depends to a large extent on the continued service of our executive management team. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

     In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Recently, competition for qualified pharmacists and other pharmacy professionals has been especially strong. Although we generally have been able to meet our staffing requirements in the past, our inability to do so in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer care.

--------------------------------------------------------------------------------
We may not be able to achieve comparable store sales gains in the future.
--------------------------------------------------------------------------------
     A variety of factors affect our comparable store sales results, including:

          o    economic conditions;

          o    the retail sales environment;

          o    the availability and cost of credit from vendors;

          o    the results of our merchandising strategies;

          o    the success of our marketing and promotional programs; and

          o    our ability to otherwise execute our business strategy.

     There can be no assurance that we will continue to achieve comparable stores sales gains. Our comparable store sales results could cause the price of our common stock to fluctuate substantially.

--------------------------------------------------------------------------------
We face significant competition in our markets.
--------------------------------------------------------------------------------
     We operate in highly competitive markets. In our markets, we compete against national, regional and local discount or dollar store retailers, chain drug stores, supermarkets, combination food and drugstores, discount general merchandise stores, mass merchandisers, independent drugstores and local merchants. In addition, other chain stores may enter our markets and become significant competitors in the future. Many of our competitors have greater financial resources than we do. Economic pressures on or bankruptcies of vendors or competitors could result in increased pricing pressures. This competition could adversely affect our results of operations and financial condition in the future. In addition to competition from the discount retail and drugstore chains, our pharmacy business also competes with hospitals, health maintenance organizations, mail order and internet-based prescription drug providers. Our stores compete, among other things, on the basis of convenience of location and store layout, product mix, selection, customer convenience and price.

--------------------------------------------------------------------------------
We require a significant amount of cash flow from operations and third party financing to expand our business in accordance with our growth strategy and to fund our other liquidity needs.
--------------------------------------------------------------------------------
     We cannot assure you that we will be able to generate sufficient cash flow from operations or that future borrowings will be available to us under our existing credit agreement in an amount adequate to grow our business as currently planned and to fund our other liquidity needs. We currently expect to spend approximately $14 million in fiscal 2001 on capital expenditures, primarily for new and replacement stores, and, in addition, we plan to spend approximately $1.5 million in fiscal 2001 for lease and pharmacy customers file acquisition costs. We also require working capital to support inventory for our existing stores. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans. Also, our results would be adversely affected if interest rates increase from present levels.

--------------------------------------------------------------------------------
We would be materially and adversely affected if our distribution center is shut down.
--------------------------------------------------------------------------------
     We operate an approximately 850,000 square foot centralized distribution center in Memphis, Tennessee. Approximately 60% of the merchandise received by our stores in fiscal 2000 was shipped through the distribution center, with the remainder (primarily pharmaceuticals, certain snack food items, greeting cards, beverages and tobacco products) being shipped directly to the stores by suppliers. If our distribution center is shut down for any reason, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center. We maintain business interruption insurance to protect us from the costs relating to matters such as a shutdown, but we cannot assure you that our insurance will be sufficient, or that the insurance proceeds will be timely paid to us, in the event of a shutdown.

--------------------------------------------------------------------------------
Our operations are subject to trends in the healthcare industry.
--------------------------------------------------------------------------------
     Pharmacy sales represent a significant and growing percentage of our total sales. Pharmacy sales accounted for 32.7% of our net sales for fiscal 2000 and 35.5% of our net sales for the first 26 weeks of fiscal 2001. Revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. Pharmacy sales generally have not only lower margins than general merchandise sales, but are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third-party payors, which collectively we call third-party plans, become more prevalent in our market area and as these plans continue to seek cost containment. A growing percentage of our prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Pharmacy sales to persons covered by third-party plans accounted for 83% of our total pharmacy sales for fiscal 2000 and 84% of our total pharmacy sales for the first 26 weeks of fiscal 2001. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically reimburse us at lower rates than those on non third-party prescriptions. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in the future. Also, any substantial delays in reimbursement, significant reduction in coverage or payment rates from third-party plans can have a material adverse effect on our business.

     Healthcare reform initiatives of federal and state governments may also affect our revenues from prescription drug sales. These initiatives (at both the federal and state levels) include:

          o changes in programs providing for reimbursement for the cost of prescription drugs by third-party plans;

          o proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs; and

          o    regulatory   changes   relating  to  the  approval   process  for
               prescription drugs.

     These initiatives could lead to the enactment of federal and state regulations that could adversely impact our prescription drug sales and, accordingly, our results of operations. Various proposals relating to federal prescription drug payment legislation or regulation are currently being considered which would likely have the effect of lowering the payment or reimbursement received by pharmacies from purchases made by persons covered by the program.

--------------------------------------------------------------------------------
Our operations are subject to federal and state laws and regulations and potential liabilities, which could adversely impact our business if changed.
--------------------------------------------------------------------------------
     Our business is subject to various federal and state regulations. For example, we are subject to federal, state and local licensing and registration regulations relating to, among other things, our pharmacy operations. Violations of any of these regulations could result in various penalties, including suspension or revocation of our licenses or registrations or monetary fines. We are also subject to federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant. Our pharmacists also may have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Additionally, we are subject to federal Drug Enforcement Agency and state regulations relating to our pharmacy operations, including purchasing, storing and dispensing of controlled substances. We are also subject to various laws and regulations relating to food, over the counter medications and other products sold by us, including products sold by us on a private label basis. Failure to comply with such laws or regulations or sales of products that are defective or result in injury to people or property could adversely affect our business or profitability. Laws governing our employee relations, including minimum wage requirements, overtime and working conditions also impact our business. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could significantly increase our cost of operations, which could adversely affect our level of profitability.

--------------------------------------------------------------------------------
We depend on our major suppliers for merchandise.
--------------------------------------------------------------------------------
     Our business is dependent upon our ability to purchase brand name and other merchandise at competitive prices. A loss of one or more key suppliers in certain product categories could have a material adverse effect on our business. Although our relations with key suppliers are currently satisfactory and we have adequate sources of brand name and other merchandise at competitive prices, there can be no assurance that we will be able to acquire such merchandise at comparable prices or on comparable terms in the future.

     Also, we currently operate under a purchase and supply contract with one supplier as our primary wholesaler to provide substantially all of our prescription drugs. During fiscal 2000, approximately 95% of our total prescription drug purchases were made from this primary pharmaceutical wholesaler. Although there are alternative wholesalers that supply pharmaceutical products, any unplanned loss of this supplier could have a short-term gross margin impact on our business until an alternative wholesaler arrangement could be implemented.

--------------------------------------------------------------------------------
An increase in the cost or a disruption in the flow of our imported goods may decrease our sales and profits.
--------------------------------------------------------------------------------
     We rely on imported goods to sell in our stores. Merchandise imported directly from overseas manufacturers and agents accounts for a portion of our total purchases. In addition, we believe that a small portion of our goods purchased from domestic vendors is imported. East Asia is the source of a substantial majority of our imports. Imported goods are generally less expensive than domestic goods and contribute significantly to our favorable profit margins. A disruption in the flow of our imported merchandise or an increase in the cost of those goods may decrease our sales and profits.

     If imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands.
Products from alternative sources may also be of lesser quality and more expensive than those we currently import. Risks associated with our use of imported goods include disruptions in the flow of imported goods because of factors such as raw material shortages, work stoppages, strikes and political unrest; problems with oceanic shipping, including shipping container shortages; economic crises and international disputes; and increases in the cost of purchasing or shipping foreign merchandise resulting from failure of the United States to maintain normal trade relations with source countries; import duties, import quotas and other trade sanctions; and increases in shipping rates imposed by the trans-Pacific shipping cartel.

--------------------------------------------------------------------------------
Shares eligible for public sale after this offering could adversely affect our stock price.
--------------------------------------------------------------------------------
     As of August 23, 2001, we had 15,244,986 shares of Class A Common Stock outstanding. All of the shares of common stock being sold in this offering by this prospectus will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless held by one of our "affiliates," as that term is defined under Rule 144 under the Securities Act, and those shares will be subject to the resale limitations of Rule 144 while those shares are held by one of our affiliates. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock from time to time. The sale of a substantial number of shares held by the existing shareholders, whether pursuant to a subsequent public offering or otherwise, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

--------------------------------------------------------------------------------
Our stock price may be volatile and could decline substantially.
--------------------------------------------------------------------------------
     The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

          o our operating results failing to meet the expectations of securities analysts or investors in any quarter;

          o    downward revisions in securities analysts' estimates;

          o    material announcements by us or our competitors; and

          o    the other risk factors recited in this prospectus.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

--------------------------------------------------------------------------------
Our quarterly operating results will fluctuate due to seasonality and other factors, and variation in quarterly results could cause the price of our common stock to decline.
--------------------------------------------------------------------------------
     Our business is seasonal. Historically, the highest volume of sales, working capital requirements and net income occurs during the fourth fiscal quarter and the lowest volume occurs during the second fiscal quarter. We expect to continue to experience fluctuations in our net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on our annual results of operations. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors including:

          o    the timing of new store openings;

          o    net sales contributed by new stores;

          o    increases or decreases in comparable store sales;

          o    timing of certain holidays;

          o changes in our merchandise, general economic, industry and weather conditions that affect consumer spending; and

          o    actions of our competitors.

--------------------------------------------------------------------------------
Purchasers of our common stock in this offering will experience immediate and substantial dilution.
--------------------------------------------------------------------------------
     The price per share of our common stock in this offering is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. The net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding prior to this offering. Accordingly, purchasers of common stock will experience immediate and substantial net tangible book value dilution of approximately $ per share, or approximately % of the offering price of $ per share.

--------------------------------------------------------------------------------
Provisions in our shareholder rights plan might deter acquisition bids for us.
--------------------------------------------------------------------------------
     On October 12, 1998, we adopted a Shareholders Rights Plan granting a dividend of one preferred share purchase right (a "Right") for each common share outstanding. Each Right represents the right to purchase one-hundredth of a share of preferred stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the common stock then outstanding. The Rights would dilute the interests of an acquirer at the time of exercise. The purpose of the Shareholders Rights Plan is to cause prospective acquirers to approach our Board of Directors before attempting to obtain control of Fred's. The potential for dilution as a result of the exercise of Rights may deter otherwise interested parties from making acquisition bids.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Statements, other than those based on historical facts that we expect or anticipate may occur in the future are forward-looking statements which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. Our ability to achieve such results is subject to certain risks and uncertainties, including:

          o economic and weather conditions which affect buying patterns of our customers;

          o changes in consumer spending and our ability to anticipate buying patterns and implement appropriate inventory strategies;

          o    continued availability of capital and financing;

          o    competitive factors;

          o    changes in reimbursement practices for pharmaceuticals;

          o    governmental regulation; and

          o    other factors affecting business beyond our control.

Consequently, all of the forward-looking statements are qualified by these cautionary statements and there can be no assurance that the results or developments anticipated by us will be realized or that they will have the expected effects on our business or operations. Actual results, performance or achievements can differ materially from results suggested by these forward-looking statements because of a variety of factors including those described in the section of this prospectus entitled "Risk Factors" beginning on page 8 in addition to those described above. We undertake no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

                                 USE OF PROCEEDS

     Proceeds are estimated to be $ , assuming a price to the public of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

     We will use the proceeds from the sale of common stock for working capital and general corporate purposes, including continued store and pharmacy growth. Until the funds are needed for such purposes, we plan to use the proceeds of the offering to repay our long-term indebtedness and to reduce the amount of indebtedness under our revolving line of credit; however, we are not committed to do so, and we may instead use the proceeds for general working capital purposes. We intend to maintain the availability of funds under our revolving line of credit. We will retire unsecured term loans having balances at August 4, 2001 of $1.0 million (bearing interest at 6.15% and maturing on April 15, 2003) and $8.0 million (bearing interest at 6.82% and maturing on November 1, 2005).

                                 DIVIDEND POLICY

     We have declared quarterly dividends without interruption since February 1993. However, we are not obligated to declare dividends, and we do so only at the discretion of our Board of Directors after consideration of multiple factors, including the availability of funds and our other needs for funds. As adjusted for all stock splits, including the stock split effected on June 18, 2001, we have declared and paid quarterly dividends of $.04 per share each quarter since February 1993.

                           PRICE RANGE OF COMMON STOCK

     The Common Stock trades on the Nasdaq National Market under the symbol "FRED". The table below sets forth the high and low stock prices for each fiscal quarter since the first quarter of fiscal 1999 (adjusted for stock splits).

                                                             High         Low
                                                          ---------    ---------
Fiscal 1999
First Quarter...................................            $12.00       $ 7.80
Second Quarter..................................            $14.10       $ 8.25
Third Quarter...................................            $14.40       $ 8.55
Fourth Quarter..................................            $14.10       $ 9.20

Fiscal 2000
First Quarter...................................            $12.90       $11.20
Second Quarter..................................            $17.00       $10.80
Third Quarter...................................            $20.30       $14.40
Fourth Quarter..................................            $19.10       $13.60

Fiscal 2001
First Quarter...................................            $21.00       $15.60
Second Quarter..................................            $26.75       $19.36
Third Quarter (through August 23, 2001)..........           $30.30       $23.55


                                 CAPITALIZATION

     The following table sets forth our capitalization as of August 4, 2001, on an actual basis and on an as adjusted basis to reflect the issuance of the 1,500,000 shares of common stock to be sold by us in this offering (after deducting underwriting discounts and estimated offering expenses). You should read this table in conjunction with our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2001, and with our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended February 3, 2001, both of which are incorporated in this prospectus by reference, and our audited and unaudited consolidated financial statements included in this prospectus beginning on page F-2. Also, see the section of this prospectus entitled "Selected Historical Financial and Operating Data" beginning on page 16.

                                                                                         As of August 4, 2001
                                                                                         --------------------
                                                                                    Actual              As Adjusted(1)
                                                                                    ------              --------------
                                                                                      (unaudited; in thousands)
Short-term debt:
         Current portion of long-term debt                                    $       2,228             $
         Current installments of capital leases                               $         627             $
Long-term debt, excluding current portion                                     $      34,627             $
Capital lease obligations, excluding current installments                             1,531
                                                                              -------------             -------------
         Total Debt                                                           $      39,013             $
Shareholders' equity
         Preferred stock, no par value, 10,000,000 shares
            authorized; none issued or outstanding (actual or as
            adjusted)                                                                    --
         Class A Common Stock, no par value, 30,000,000 shares
            authorized; 15,229,044 shares issued and outstanding
            (actual); 16,729,044 shares issued and outstanding (as
            adjusted)(2)                                                             70,767
         Class B Common Stock, no par value, 11,500,000 shares
            authorized; no shares issued and outstanding; (actual
            or as adjusted)                                                              --
         Retained earnings                                                           96,395
         Deferred Compensation on Restricted Stock Incentive Plan
                                                                                       (143)
                                                                              -------------             -------------
            Total shareholders' equity                                        $     167,019             $
                                                                              -------------             -------------
                  Total capitalization                                        $     206,032             $
--------------

(1) As adjusted to reflect the receipt of the estimated net proceeds of this offering of $ million.

(2) On an actual basis, excludes 655,677 shares subject to outstanding options with a weighted average exercise price of $11.30 per share; 354,401 shares are available for future grants under our Incentive Stock Option Plan. On an as adjusted basis, excludes shares subject to outstanding options with a weighted average exercise price of $ per share; shares are available for future grants under our Incentive Stock Option Plan.

                      SELECTED FINANCIAL AND OPERATING DATA

     The statement of operations and balance sheet data for the five years ended February 3, 2001 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data as of and for the 26 weeks ended July 29, 2000 and August 4, 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for interim periods. However, interim period results are not necessarily indicative of results that will be obtained for the full year. The selected financial information below has been adjusted to reflect the 5-for-4 stock-split effected June 18, 2001.


                                                          For the Years Ended                          26 Weeks Ended
                                         ----------------------------------------------------------  ------------------
                                        February 1, January 31, January 30, January 29,  February 3, July 29,   August 4,
                                             1997       1998(3)    1999      2000        2001         2000        2001
                                             ----       ----       ----      ----        ----         ----        ----
                                                                                                     (unaudited)
                                             (in thousands, except per share amounts and selected operating data)
Statement of Operations Data:
 Net sales                               $  418,297    492,236    600,902  $ 665,777    781,249    356,485    $ 417,637
 Cost of goods sold                         306,054    357,135    436,523    478,138    566,115    258,435      303,098
                                            -------    -------    -------    -------    -------    -------      -------
   Gross profit
                                            112,243    135,101    164,379    187,639    215,134     98,050      114,539
 Selling, general and administrative
expenses                                    102,175    119,590    149,668    168,696    189,414     89,198      103,538
 Restructuring and other charges              3,289          -          -          -          -          -            -
                                            -------    -------    -------    -------    -------    -------      -------
   Operating income
                                              6,779     15,511     14,711     18,943     25,720      8,852       11,001
 Interest expense, net                          271      (149)      1,106      2,504      3,226      1,436        1,336
                                            -------    -------    -------    -------    -------    -------      -------
   Income before taxes
                                              6,508     15,660     13,605     16,439     22,494      7,416        9,665
 Income taxes                                   702      5,873      4,775      5,737      7,645      2,417        3,392
                                            -------    -------    -------    -------    -------    -------      -------
   Net income                              $  5,806   $  9,787   $  8,830  $  10,702  $  14,849   $  4,999     $  6,273
                                           ========   ========   ========  =========  =========   ========     ========
Net Income per share
  Basic                                       $0.40      $0.67      $0.60      $0.72      $0.99      $0.34        $0.42
  Diluted                                     $0.40      $0.66      $0.58      $0.71      $0.98      $0.33        $0.41

Weighted average shares outstanding:
  Basic                                      14,542     14,587     14,748     14,784     14,921     14,860       15,056
  Diluted                                    14,571     14,828     15,098     15,090     15,246     15,194       15,485

Selected Operating Data: (1)
Stores open at beginning of period              206        213        261        283        293        293          321
Stores opened/acquired during period             13         49         29         20         32         18           25
Stores closed during period                     (6)        (1)        (7)       (10)        (4)        (2)            0
                                            -------    -------    -------    -------    -------    -------      -------

Stores open at end of period                    213        261        283        293        321        309          346

Number of stores with pharmacies at end         101        141        180        182        198        189          202
of period

 Average net sales per store             $2,051,000 $2,022,000 $2,036,000 $2,207,000 $2,440,000
 Average sales per square foot           $      149 $      159 $      171 $      174 $      189

Square feet of selling space at end of    2,828,000  3,362,000  3,680,000  3,966,000  4,346,000  4,171,000    4,761,000
period
Average square feet of selling space per     13,277     13,875     13,925     14,015     14,690     14,669       14,662
store

Comparable store sales increases              2.20%      8.30%      5.60%      5.20%       9.20%      9.70%        8.60%

                                                                                                As of August 4, 2001
                                                                                               ------------------------
                                                                                                 Actual   As Adjusted(2)
                                                                                               ------------------------
                                                                                                   (in thousands)
Balance Sheet Data:
Working capital                                                                                  $119,556   $
Total assets                                                                                      262,875
Total debt                                                                                         39,013
Shareholders' equity                                                                              167,019
------------------------------------------

(1) Excludes franchise stores. There were 32, 31, 29, 26, 26 and 27 franchise stores at the end of each of fiscal 1996, 1997, 1998, 1999, 2000, and the 26 weeks ended August 4, 2001, respectively.
(2)  As adjusted for this offering, less expenses and underwriting discount.
(3) Results for fiscal 1998 include the effect of the 1998 adoption of LIFO for pharmacy inventories ($3,108,000).

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition, results of operations and liquidity and capital resources should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

     Fred's, Inc., founded in 1947, operates 373 discount general merchandise stores, including 27 franchised Fred's stores, in eleven states primarily in the southeastern United States. 202 of our stores have full service pharmacies. Our stores offer the convenience of a small-format discount retailer or drug store, but typically offer a broader selection of merchandise.

     We market goods and services through our owned and franchised stores. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from our warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer. We calculate same store sales based on the change in sales of only those stores open during both full periods being compared.

     Cost of goods  sold  consists  primarily  of  product  costs,  which may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs, inventory shrinkages and vendor programs. Operating, selling general and administrative expenses consist primarily of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

        Results Of Operations

     The following table sets forth certain of our summary statement of operations data as a percentage of net sales for the fiscal years and the periods indicated:

                                                For the Years Ended                        26 Weeks Ended
                                   ---------------------------------------------- ---------------------------------
                                    January 30,     January 29,     February 3,      July 29,         August 4,
                                     1999(1)            2000             2001           2000            2001
                                   -------------- ----------------- ------------- ---------------- ----------------
Net Sales                             100.0%           100.0%        100.0%           100.0%           100.0%
Cost of Goods Sold                    72.6              71.8          72.5             72.5             72.6
                                   -------------- ----------------- ------------- ---------------- ----------------
Gross Profit                          27.4              28.2          27.5             27.5             27.4
Selling, general and
   administrative expenses            24.9              25.3          24.2             25.0             24.8
                                   -------------- ----------------- ------------- ---------------- ----------------
Operating Income                       2.5               2.9           3.3              2.5              2.6
Interest expense, net                   .2                .4            .4              0.4               .3
                                   -------------- ----------------- ------------- ---------------- ----------------
Income before taxes                    2.3               2.5           2.9              2.1              2.3
Income taxes                            .8                .9           1.0               .7               .8
                                   -------------- ----------------- ------------- ---------------- ----------------
Net Income                              1.5%             1.6%          1.9%             1.4%             1.5%
                                   ============== ================= ============= ================ ================

(1) Results for fiscal 1998 include the effect of the 1998 adoption of LIFO for pharmacy inventories ($3,108,000).

26 Weeks Ended August 4, 2001 Compared to 26 Weeks Ended July 29, 2000

        Sales

     Net sales increased to $417.6 million in the 26 weeks ended August 4, 2001 from $356.5 million in the 26 weeks ended July 29, 2000, an increase of $61.1 million or 17.2%. The increase was attributable to comparable store sales increases of 8.6% ($28.4 million) and sales by stores not yet included as comparable stores ($33.1 million), including the contribution of 25 new stores, five upgraded stores and six new pharmacies. Sales to franchisees decreased $.4 million in 2001. The sales mix for the period was 49.2% Hardlines, 35.5% Pharmacy, 11.7% Softlines, and 3.6% Franchise. This compares with 50.0% Hardlines, 33.0% Pharmacy, 12.4% Softlines, and 4.6% Franchise for the same period last year.


        Gross Margin

     Gross profit decreased to 27.4% of sales in the 2001 period compared with 27.5% of sales in the prior-year period. Gross profit margins decreased as a result of greater pricing pressure on pharmacy department sales. General merchandise gross margins have improved by approximately 100 basis points over the last year period.

        Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased to $103.5 million in the 2001 period from $89.2 million in 2000. As a percentage of sales, selling and administrative expenses decreased to 24.8% of sales compared to 25.0% of sales last year. Selling, general and administrative expenses as a percent of sales decreased primarily due to improved productivity and controlled labor cost throughout our organization.

        Operating Income

     Operating income increased 31.1% to $11.0 million or 2.6% of sales compared with $8.9 million or 2.5% of sales in the first 26 weeks of fiscal 2000.

        Interest Expense, Net

     Interest expense decreased to $1.3 million in 2001 from $1.4 million in the 2000 period, reflecting lower average revolver borrowings than last year as well as lower interest rates.

        Income Tax

     Income tax expense was $3.4 million in the 26 weeks of fiscal 2001 compared with $2.4 million for the same period last year. The effective tax rate for the period increased to 35.1% from 32.6% during the same period last year.

        Net Income

     Net income for the 26 weeks of fiscal 2001 increased 25.5% to $6.3 million or $.41 per diluted share versus net income of $5.0 million or $.33 per diluted share in the same period last year.

Fiscal 2000 Compared to Fiscal 1999

        Sales

     Net sales increased 17.3% ($115 million) in fiscal 2000. Approximately $57 million of the increase was attributable to the addition of 31 new or upgraded stores, and 16 pharmacies during fiscal 2000, together with the sales of 20 store locations and two pharmacies that were opened or upgraded during fiscal 1999 and contributed a full year of sales in fiscal 2000. During fiscal 2000, Fred's also closed four store locations. Comparable store sales based on a 53-week comparison, consisting of sales from stores that have been open for more than one year, increased 9.2% in 2000.

     Our general merchandise sales increased approximately 15% over fiscal 1999 general merchandise sales. General merchandise sales growth benefited from the above mentioned store additions, and solid performances in categories such as home furnishings, floor coverings, bath, small appliances, giftware, ladies intimate, ladies accessories, men's and boy's apparel, ethnic products, beverages, food and snacks, and tobacco. Lawn and garden sales decreased due to reduced emphasis of large lawn and garden equipment that carried lower margins and required additional labor outside the stores.

     Our pharmacy sales grew to 33% of total sales in fiscal 2000 from 31% of total sales in fiscal 1999. The total sales in this department, including our mail order operation, increased 25% over fiscal 1999, with third party prescription sales representing approximately 83% of total pharmacy sales, compared with 77% of total pharmacy sales in fiscal 1999. Our pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies, the addition of pharmacy departments in existing store locations, and inflation caused by drug manufacturer increases.

     Sales to our 26 franchised locations increased approximately $1 million in fiscal 2000 and represented 4% of our total sales, as compared to 5% in fiscal 1999. It is anticipated that this category of business will decline as a percentage of our total sales since we have not added and do not intend to add any additional franchisees.

        Gross Margin

     Gross profit as a percentage of sales was 27.5% in fiscal 2000 compared to 28.2% in fiscal 1999. The decrease in gross margin is primarily attributed to the changes in sales mix and promotional activities to increase customer traffic.

        Selling, General and Administrative Expenses

     Selling, general and administrative expenses were 24.2% of net sales in fiscal 2000 compared with 25.3% of net sales in fiscal 1999. Labor expenses as a percentage of sales improved in the stores and pharmacies as a result of the strong sales coupled with store productivity initiatives. Advertising expense improved as a percentage of sales by reducing the cost of advertising circulars while maintaining the same number of circulars issued during the year. Other expenses such as store supplies and distribution center equipment rental also improved as a result of cost control efforts.

        Operating Income

     Operating income increased approximately $6.8 million or 35.8% to $25.7 million in fiscal 2000 from $18.9 million in fiscal 1999. Operating income as a percentage of sales increased to 3.3% in fiscal 2000 from 2.9% in fiscal 1999, due to the above-mentioned reasons.

        Interest Expense, Net

     Interest expense for fiscal 2000 totaled $3.2 million compared to net interest expense of $2.5 million in fiscal 1999.

     The interest expense for fiscal 2000 reflects higher average revolver borrowings for inventory purchases, caused by significantly improved in-stock positions over fiscal 1999 and inventory for the new stores opened throughout the year. Higher interest rates during fiscal 2000 were also a factor in the higher expense.

        Income Taxes

     The effective income tax rate decreased to 34.0% in fiscal 2000 from 34.9% in fiscal 1999, due to changes made in our organizational structure during the fourth quarter of fiscal 1998 and the implementation of federal program to generate employment related tax credits, which resulted in a reduction in our liability for taxes.

     At February 3, 2001, we had certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions which are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $43.8 million for state income tax purposes, which expire during the period 2002 through 2022. If certain substantial changes in our ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

        Net Income

     Net income for fiscal 2000 was $14.8 million (or $.98 per diluted share) or approximately 39% higher than the $10.7 million (or $.71 per diluted share) reported in fiscal 1999.

Fiscal 1999 Compared to Fiscal 1998

        Sales

     Net sales increased 10.8% ($65 million) in fiscal 1999. Approximately $37 million of the increase was attributable to the addition of 20 new stores, five upgrades, and two pharmacies during fiscal 1999, together with the sales of 29 stores and 39 pharmacies that were opened or upgraded during fiscal 1998 and contributed a full year of sales in fiscal 1999. During fiscal 1999, Fred's also closed 10 store locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 5.2% in fiscal 1999.

     Our general merchandise sales increased approximately 6% over fiscal 1998 general merchandise sales. General merchandise sales growth benefited from the above mentioned store additions, as solid performances in categories such as home furnishings, footwear, ladies accessories, plus size and girls apparel, and trim-a-home were mostly offset by weaker performances in missy and ladies intimate apparel, hardware and several of the companies basic hardlines departments.

     Our pharmacy sales grew from 27% of total sales in fiscal 1998 to 31% of total sales in fiscal 1999, and continues to rank as the largest sales category. The total sales in this department, including our mail order operation, increased 27% over fiscal 1998, with third party prescription sales representing approximately 77% of total pharmacy sales, compared with 71% of total pharmacy sales in fiscal 1998. Our pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies, the addition of pharmacy departments in existing store locations and inflation caused by drug manufacturer increases.

     Sales to Fred's 26 franchised locations decreased approximately $3 million in fiscal 1999 and represented 5% of Fred's total sales compared with approximately 6% of fiscal 1998 total sales. It is anticipated that this category of business will continue to decline as a percentage of our total sales since we have not added and do not intend to add any additional franchisees.

        Gross Margin

     Gross profit as a percentage of sales was 28.2% in fiscal 1999 compared to 27.4% in fiscal 1998. Gross margin benefited from reduced levels of markdowns as a percentage of sales, higher initial purchase margins resulting from greater volumes of import and opportunistic purchases, a lesser percentage of franchise sales, which carry substantially lower margins than retail sales, and a reduced level of inflation in pharmacy costs.

        Selling, General and Administrative Expenses

     Selling, general and administrative expenses were 25.3% of net sales in fiscal 1999 compared with 24.9% of net sales in fiscal 1998. Higher rental costs as a percentage of sales due to a greater percentage of company stores being leased and slightly higher rent costs associated with our build-to-suit prototype store, an increase in repairs and maintenance expense resulting from store improvement programs implemented during fiscal 1999, and higher depreciation expense associated with capital investments made over the past 12 to 18 months contributed to most of the higher expense ratio in fiscal 1999. These increases were partially offset by the elimination of mailing costs associated with two major advertising circulars during fiscal 1999.

        Operating Income

     Operating income increased approximately $4.2 million or 28.8% to $18.9 million in fiscal 1999 from $14.7 million in fiscal 1998. Operating income as a percentage of sales, increased to 2.9% in fiscal 1999 from 2.5% in fiscal 1998, due to the above mentioned reasons.

        Interest Expense, Net

     Interest expense for fiscal 1999 totaled $2.5 million compared to net interest expense of $1.1 million in fiscal 1998 (interest expense of $1.2 million less interest income of $.1 million).

     The interest expense for fiscal 1999 reflects higher average revolver borrowings for inventory purchases, caused by significantly improved in-stock positions over fiscal 1998 and duplicate inventories in several remerchandised inventory categories, and the accelerated repayment of approximately $7.5 million in accounts payable, originally due in February, as a result of a change made in our pharmacy drug wholesaler in December of fiscal 1999. We also experienced full year interest costs on term loan borrowings to finance the distribution center modernization and acquisition of a new mainframe computer.

        Income Taxes

     The effective income tax rate decreased to 34.9% in fiscal 1999 from 35.1% in fiscal 1998, due primarily to changes made in our organizational structure during the fourth quarter of fiscal 1998, which resulted in a reduction in our liability for taxes. At January 29, 2000, we had certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions and are available to educe income taxes, subject to usage limitations. These carryforwards total approximately $36.7 million for state income tax purposes, which expire during the period 2001 through 2021. If certain substantial changes in Fred's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

        Net Income

     Net income for fiscal 1999 was $10.7 million (or $.71 per diluted share) or approximately 21% higher than the $8.8 million (or $.58 per diluted share) reported in fiscal 1998.

        Liquidity And Capital Resources

     On April 3, 2000, we and a bank entered into a new Revolving Loan and Credit Agreement (the "Agreement"). The Agreement provides us with an unsecured revolving line of credit commitment of up to $40 million and bears interest at the lesser of 1.5% below prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, we are required to maintain specified shareholder's equity and net income levels. We are required to pay a commitment fee to the bank at a rate per annum equal to .18% on the unutilized portion of the revolving line commitment over the term of the agreement. The term of the Agreement extends to April 3, 2003. The borrowings outstanding under this agreement totaled $27.9 million at August 4, 2001 and $30.4 million at July 29, 2000.

     On April 23, 1999, we and a bank entered into a Loan Agreement (the "1999 Loan Agreement"). The 1999 Loan Agreement provided us with a four-year unsecured term loan of $2.25 million to finance the replacement of our mainframe computer system. The 1999 Loan Agreement bears interest of 6.15% per annum and matures on April 15, 2003. Borrowings outstanding under this 1999 Loan Agreement totaled $1.0 million at August 4, 2001, and $1.6 million at July 29, 2000.

     On May 5, 1998, we and a bank entered into a Loan Agreement (the "1998 Loan Agreement"). The 1998 Loan Agreement provided us with an unsecured term loan of $12 million to finance the modernization and automation of our distribution center and corporate facilities. The 1998 Loan Agreement bears interest of 6.82% per annum and matures on November 1, 2005. Borrowings outstanding under this 1998 Loan Agreement totaled $8.0 million at August 4, 2001 and $9.7 million at July 29, 2000.

     Net cash flow provided by operating activities totaled $5.5 million during the 26 week period ended August 4, 2001. Cash was primarily used to increase inventories by approximately $10.6 million during the period. This increase was primarily attributable to our adding 25 new stores, upgrading five stores and adding six new pharmacies during the period. Accounts receivable decreased by approximately $3.5 million due to improved collections. Income taxes payable decreased by approximately $3.2 million as a result of estimated tax payments.

     Net cash flows used by investing activities totaled $10.1 million during the 26 week period ended August 4, 2001, and was used primarily for capital expenditures associated with our store and pharmacy expansion program.

     Net cash flows provided by financing activities totaled $4.0 million and included $5.3 million of borrowings under Fred's revolver for inventory needs.

     For the 26 week period ending August 4, 2001, capital expenditures totaled approximately $9.2 million compared with approximately $8.2 million for the first 26 weeks of the last fiscal year. During the first 26 weeks of 2001, we opened 25 stores, upgraded five stores and added six new pharmacies. We expect to open approximately 35 stores for the year. Our capital expenditure plan for fiscal 2001 is approximately $14 million. Capital expenditures in fiscal 2000 totaled $15.8 million compared with $14.0 million in fiscal 1999 and $21.3 million in fiscal 1998. The fiscal 2000 capital expenditures included approximately $12.2 million of expenditures associated with upgraded or new stores and pharmacies. Approximately $3.6 million in expenditures related to technology upgrades, distribution enter equipment, freight equipment, and capital maintenance.

     We believe that sufficient capital resources are available in both the short term and long term through currently available cash and cash generated from future operations and, if necessary, the ability to obtain additional financing.

        Seasonality and Inflation

     Our business is subject to seasonal influences, but we have tended to experience less seasonal fluctuation than many other retailers due to our mix of everyday basic merchandise and our pharmacy business. The fourth quarter is typically the most profitable quarter because it includes the Christmas selling season, even though it also includes the month of January, which is generally the least profitable month of the year. The impact of inflation on labor and occupancy costs also can significantly affect our operations.

        Recent Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 identifies various revenue recognition issues, several of which are common within the retail industry including treatment of revenue recognition on layaway sales. In the fourth quarter of 2000, we revised our revenue recognition for layaway sales to defer revenue recognition until all terms of the sale have been satisfied and the customer takes delivery of the merchandise. Under the prior method of accounting, net sales were recognized at the time the customer put the merchandise into layaway. The effects of this restated change on previously reported net sales, gross profit, net income and net income per share (basic & diluted) was a decrease of $528,000, $132,000, $87,000 and $.01, respectively, for the first quarter ended April 29, 2000; a decrease of $453,000, $111,000, $73,000 and $.00, respectively, for the second quarter ended July 29, 2000. Annual financial results were not affected.

     In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133, which deferred the effective date provisions of SFAS No. 133 for us to the first quarter of 2001. We do not believe this new standard will have an impact on our financial statements since we currently have no derivative instruments.

     In June 1998,  the  Financial  Accounting  Standards  Board  (FASB)  issued
Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, SFAS No. 133, as amended by SFAS No. 138, requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in such fair value are required to be recognized immediately in net income to the extent the derivatives are not effective as hedges. In September 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective Date of FASB Statement No. 133, an amendment to delay the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We do not hold derivative instruments or engage in hedging activities.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. We do not expect the adoption of SFAS No. 141 to have a material impact on our financial statements.

     In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supercedes APB No. 17, Intangible Assets, and its provisions are effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level (reporting unit levels to be determined upon adoption); 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. As of August 4, 2001, we have intangible assets, net of accumulated amortization, of $4.9 million and have recognized amortization expense of approximately $.8 million during the six months ended August 4, 2001. We have not completed the process of evaluating the impact that will result from adopting SFAS No. 142.

                                    BUSINESS

Fred's, Inc.

     Fred's, Inc., founded in 1947, operates 373 discount general merchandise stores, including 27 franchised Fred's stores, in 11 states primarily in the southeastern United States. 202 of our stores have full service pharmacies. Our stores offer the convenience of a small-format discount retailer or drug store, but typically offer a broader selection of merchandise.

     Our stores stock over 12,000 frequently purchased items which address the everyday needs of our customers, including household goods, apparel, health and beauty aids, food, tobacco and cleaning supplies. In addition to nationally recognized brand name products, our merchandise includes private label products and, to a lesser extent, opportunistic buys. At an average of approximately 15,000 square feet, our stores are smaller than those of a mass merchant (typically over 100,000 square feet), but larger than a small-format discount or dollar store (typically under 10,000 square feet). We believe our customers shop at Fred's stores for our convenient locations, merchandise assortment, competitive prices and advertised promotions.

     Our stores generally serve low, middle and fixed income families in small to medium-sized markets. The typical Fred's customer is female with an average household income of less than $30,000. Our convenient format enables us to capture small ticket, high frequency shopping trips. As a result, our average transaction size is approximately $11.80 for general merchandise, or approximately $16.00 if pharmacy sales are included.

     During the past three years, we have grown our net sales and net income significantly. In fiscal 2000, we generated net sales of approximately $781.2 million, reflecting compound annual growth of 14.0% since fiscal 1998. During the same period, we grew our net income at a compound annual growth rate of 29.7% to $14.9 million. We have also achieved attractive financial results during the first 26 weeks of fiscal 2001, with a net sales increase of 17.2% and net income growth of 25.5% over the same period in the prior year.

Competitive Differentiation

     We believe our store format and strategy, which combine attractive elements of a discount or dollar store, drug store and mass merchant, provide us significant competitive advantages.

     Convenient Store Locations and Format. Our store location strategy targets shoppable, neighborhood locations with ample storefront parking and easy access. Most of our stores are located in rural and suburban towns that have populations under 15,000. Additionally, our stores are designed to be easily navigable for our customers. Our emphasis on convenience positions us to compete effectively with various retail formats and capture a higher share of our customers' small ticket, frequent shopping requirements.

     Pricing and Promotion. A key element of our strategy is to offer competitive pricing on consumable items and a strong price-to-value relationship on our expanded general merchandise assortment. As part of our strategy to appeal to the high frequency shopper, we recently introduced everyday low pricing at all of our locations. In addition, we employ an aggressive promotional strategy generally utilizing 13 advertising circulars per year, which we believe is more than our competitors.

     Broad Product and Service Offerings. With an average store size of approximately 15,000 square feet, we are able to offer a much broader assortment of merchandise and services than our small-format competitors. Our merchandise mix features a high proportion of national-brand items, private label products including "Fred's" branded products and, to a lesser extent, opportunistic buys. In addition to lower margin consumable goods typically found at a small-format discount retailer or dollar store, we offer our customers an attractive selection of higher margin categories, such as apparel and home furnishings, to complement our merchandise assortment and enhance our store profitability.

     Pharmacy Services. 202 of our 373 stores have a full-service pharmacy offering branded and generic pharmaceuticals. We believe our pharmacies generate improved overall sales productivity, attract a wider income and age customer base and enhance customer loyalty. 124 of our pharmacies have added drive-through windows which further enhances our convenient shopping experience. Given continued expansion of insurance coverage and the introduction of new prescription medicines, the retail prescription drug industry is expected to be one of the fastest growing retail segments in the United States over the next ten years.

Growth And Expansion Strategy

     Over the past two years, we have added several key members to our senior management team and strengthened our store operations and merchandising strategies. Numerous improvements have been made to our merchandise assortment, buying process, pricing strategy, marketing programs and real estate selection and development expertise. We have significantly improved our information systems and enhanced our distribution center capacity. We believe these enhancements to management and infrastructure, and the growing advantages of scale and sophistication, position us well for accelerated growth and improved profitability.

     Accelerate Store Growth. We believe there are a significant number of markets and sites which meet our demographic criteria for opening a new store. Our new store development process has also recently been improved, reducing the time and costs of opening new stores. Consequently, we plan to open approximately 35 stores in fiscal 2001, 25 of which were opened in the first half of this year, and 60 stores in fiscal 2002. We anticipate new store growth of approximately 15% over the next several years, as compared to a rate of 10% during the past three years. Because we have also expanded the size of our new store prototype, we also expect square footage to grow at a slightly faster rate than in the past. We expect to continue to focus our new store development primarily in small to medium sized markets within our present geographic area. Expansion of our pharmacy operations will also continue to be a component of our growth strategy.

     Increase Store Sales. We have implemented and continue to undertake a number of merchandising and marketing initiatives to improve our comparable store sales. As a result of our efforts, we have produced comparable store sales increases averaging 9.2% in fiscal 2000 and 8.6% during the first 26 weeks of fiscal 2001. We believe that we can continue to achieve further growth in comparable store sales in the future. Such enhancements include improved merchandise presentation, heightened focus on customer satisfaction, better internal and external signage, enhanced marketing programs and continued store remodeling.

Merchandising

     Our stores range in size from 5,700 to 30,000 square feet, with an average selling square feet of approximately 15,000 per store. Our stores are designed to be easily navigable. The presentation and display of merchandise in our stores is critical to communicating value to our customers. We attempt to group merchandise in a manner that enables customers to locate items quickly and to stimulate impulse purchases. Our stores stock over 12,000 frequently purchased items which address the household, apparel and pharmacy needs of our customers. We combine everyday basic merchandise with certain specialty items to offer our customers a wide selection of general merchandise. Our merchandise assortment is supplemented by seasonal specials, private label products, opportunistic buys and the inclusion of pharmacies in 202 of our stores.

     Our mix varies from store to store depending upon local consumer preferences and whether the stores include pharmacies and/or a full line of apparel. We recently instituted a formalized process to increase our return on investment on a per-item basis. As a result, we have reduced the assortment of certain consumable products to the highest-turn items. Our sales mix by major category during fiscal 2000 was as follows:

Pharmaceuticals                                                32.7%
Household Goods                                                20.4%
Apparel and Linens                                             13.8%
Health and Beauty Aids                                         11.0%
Food and Tobacco Products                                       9.4%
Paper and Cleaning Supplies                                     8.3%
Sales to Franchised Fred's Stores                               4.4%

     In addition to a wide array of name brand products, we offer our own private label program, which includes apparel, linens, household cleaning supplies, health and beauty aids, disposable diapers, pet foods, paper products and a variety of beverage, food and other products. An independent laboratory testing program is used for substantially all of our private label products. Private label products sold constituted approximately 5% of general merchandise sales in fiscal 2000. Private label products afford us higher gross margins while providing our customer with lower priced products that are of a quality comparable to that of competing branded products.

     Our stores also include a limited selected of closeout merchandise, which we believe can be effective in generating recognized value. We expect to increase the proportion of opportunistic buys from historical levels. Our customers have reacted favorably to products, and we have been able to achieve a significant markup on these products. While there are risks inherent in opportunistic buys, we limit our exposure to individual items and aggressively promote the buys in our advertising circulars.

     We provide a strong price-to-value relationship to our customers through a coordinated discount strategy and an everyday low pricing program that focuses on strong values day in and day out. As part of this strategy, we maintain low opening price points and competitive prices on key products across all departments. Our buyers have discretion to mark down slow moving items. We utilize system-wide pricing; however, our store managers, with corporate approval, are permitted to tailor the price structure at their particular store to meet competitive conditions within each store's marketing area. We run regular clearances of seasonal merchandise and conduct sales and promotions of particular items. We also encourage our store managers to create in-store advertising displays and signage in order to increase customer traffic and impulse purchases.

     Advertising and promotion costs represented 1.3% of net sales in fiscal 2000. We use direct mail circulars, television, radio and newspaper advertising to promote our merchandise, special promotional events and a discount retail image.

Purchasing

        General Merchandise

     Our primary general merchandise buying activities are directed from the corporate office by three vice presidents of merchandising who are supported by a staff of 19 buyers and assistants. The buyers and assistants are participants in an incentive compensation program, which is based upon various factors primarily relating to gross margin returns on inventory controlled by each individual buyer. Our buying team has forged closer relationships with selected national vendors. These relationships have allowed us to secure better purchasing terms (through purchase allowances and rebates) than we achieved in the past. If necessary, we believe that adequate alternative sources of products are available for our general merchandise categories.

        Pharmacy

     Through our November 24, 1999, supply agreement with Bergen Brunswig Drug Company, a pharmaceutical wholesaler, we purchase substantially all of our prescription drugs. During fiscal 2000, approximately 30% of our total purchases were made from our pharmaceutical wholesalers. Although there are alternative wholesalers that supply pharmaceutical products, we operate under a purchase and supply contract with one supplier as our primary wholesaler. Accordingly, the unplanned loss of this particular supplier could have a short-term gross margin impact on our business until an alternative wholesaler arrangement could be implemented.

        Store Operations

     Our stores are open seven days a week. Store hours are generally from 9:00 a.m. to 9:00 p.m.; however, certain stores are open only until 6:00 p.m.

     Stores are typically staffed with 12 to 15 store employees, with additional part-time employees during the busy, holiday season. Additionally, our stores are staffed with assistant managers who report to the full-time store manager. Stores with a pharmacy employ a full-time pharmacist. Store managers are responsible for receiving and stocking store merchandise and hiring, training and supervising store employees. Our 19 district managers supervise the management and operation of our stores and report to three regional managers. We have also sharpened the focus of our district managers on store operations by reducing the number of stores they oversee from 25 to 18 stores, on average.

     We have an incentive compensation plan for store managers, pharmacists and district managers based on meeting or exceeding targeted profit percentage contributions. Regional managers receive a significant amount of their compensation based on the profits generated by the stores under their management. Various factors included in determining profit percentage contribution are gross profits and controllable expenses at the store level. We believe that this incentive compensation plan, together with our store management training program, is instrumental in maximizing store performance.

        Distribution

     We have an 850,000 square foot centralized distribution center in Memphis, Tennessee. Approximately 60% of the merchandise received by our stores in fiscal 2000 was shipped through the distribution center, with the remainder (primarily pharmaceuticals, certain snack food items, greeting cards, beverages and tobacco products) being shipped directly to the stores by suppliers. For distribution, we use owned and leased trailers and tractors, as well as common carriers. During fiscal 1998, we completed an approximately $12 million project to modernize and automate our distribution center. This project, including implementation of a new warehouse management computer system, has increased the center's capacity sufficiently to accommodate our store expansion plans for the next several years. Expansion may require the development of a new distribution center in approximately two years.

        Information Systems

     Our computerized central management information system (known as "AURORA," which stands for Automation Utilizing Replenishment Ordering and Receiving Accuracy) maintains a daily SKU level inventory and current and historical sales information for each store and the distribution center. This system is supported by in-store point-of-sale cash registers, which capture SKU and other data at the time of sale for daily transmission to our central data processing center. Data received from the stores is used to automatically replenish frequently purchased merchandise on a weekly basis and to assist our buyers in their decision making process.

        Competition

     The discount retail industry is highly competitive. We compete with national and regional mass merchandisers (such as Wal-Mart and K-Mart), drug retailers (such as Walgreen's and CVS), small-format discount retailers (such as Dollar General and Family Dollar) and dollar stores (such as Dollar Tree Stores). Certain of our competitors are substantially larger and have greater financial resources, improving their ability to take advantage of national advertising programs and preferential vendor arrangements.

        Intellectual Property

     We have registered trademarks using "Fred's" as well as trademarks relating to our other private label merchandise. We believe that we have sufficient protection of our intellectual property to conduct our business as it is currently operated and as it is anticipated to be conducted.

        Seasonality

     Our business is seasonal. Generally, the highest volume of sales and net income occurs in the fourth fiscal quarter and the lowest volume occurs during the second fiscal quarter.

        Employees

     At August 23, 2001, we had approximately 6,159 full-time and part-time employees, comprised of 781 corporate and distribution center employees and 5,378 store employees. The number of employees varies during the year, reaching a peak during the Christmas selling season. Our labor force is not subject to a collective bargaining agreement. We believe we have good relationships with our employees.

        Regulation

     A major issue for the pharmacy business is the growing regulation of the industry, both at the state and federal levels. Pharmacy reimbursement levels recently have declined as state governments have implemented programs to control rapidly rising health care costs, particularly for pharmaceuticals. At the federal level, we expect the government actively to pursue universal coverage for uninsured consumers across the United States. While the shape of any drug benefit remains unclear, we expect rising utilization and lower reimbursement levels to be largely offsetting factors for us overall.

        Real Estate

     As of August 4, 2001, the geographical distribution of our 373 locations was as follows:

State                                                    Number of Stores(1)
-----                                                    ----------------
Mississippi......................................................99
Tennessee........................................................76
Arkansas.........................................................65
Alabama..........................................................48
Louisiana........................................................32
Georgia..........................................................26
Missouri.........................................................11
Kentucky..........................................................8
Illinois..........................................................5
North Carolina....................................................2
Florida...........................................................1
                                                               ----
       Total................................................... 373
                                                               ====
-------------------
     (1)  Includes 27 Fred's franchise stores.

     We own the real estate and the buildings for 60 locations, and own just the buildings at 5 locations which are subject to ground leases. Our owned properties are not encumbered by any indebtedness. We lease the remaining 281 locations from third parties pursuant to leases that provide for monthly rental payments primarily at fixed rates (although a number of leases provide for additional rent based on sales). Stores range in size from approximately 5,700 square feet to 30,000 square feet. 227 of our locations are in strip centers or a downtown-shopping district. The remainder of our stores are freestanding.

     We anticipate that existing buildings and buildings to be developed by others will be available for lease to satisfy the our expansion program in the near term. We intend to enter into leases of relatively moderate length with renewal options, rather than entering into long-term leases.

     We own our distribution center and corporate headquarters situated on a 60 acre site in Memphis, Tennessee. The site contains the distribution center with approximately 850,000 square feet of space, and approximately 250,000 square feet of office and retail space. Presently, we utilize approximately 90,000 square feet of office space and approximately 22,000 square feet of retail space at the site. The retail space is operated as a Fred's store and is used to test new products, merchandising ideas and technology.

        Legal Proceedings

     We are party to several pending legal proceedings and claims. Although the outcome of the proceedings and claims cannot be determined with certainty, we are of the opinion that it is unlikely that these proceedings and claims will have a material effect on our results of operations, cash flows or financial condition.

                                   MANAGEMENT

        Directors and Executive Officers

     The following information is furnished with respect to each of our directors and executive officers:

Name                                        Age      Position
Michael J. Hayes(1)(2)...................... 60      Director, Managing Director, Chief Executive
                                                     Officer
David A. Gardner(1)(2)...................... 54      Director and Managing Director
John R. Eisenman(1)......................... 60      Director
Roger T. Knox(1)............................ 63      Director
John Reier(1)............................... 61      President  and Director
Thomas H. Tashjian(1)....................... 46      Director
John A. Casey............................... 55      Executive Vice President - Pharmacy Operations
Jerry A Shore............................... 49      Executive Vice President and Chief Financial
                                                     Officer
Charles S. Vail............................. 58      Corporate Secretary, Vice President - Legal
                                                     Services and General Counsel
------------------

(1) Six directors, constituting the entire Board of Directors, are elected at each annual meeting of shareholders to serve one year or until their successors are elected.

(2) According to the By-laws of Fred's, the Managing Directors (Messrs. Hayes and Gardner) are the chief executive officers of Fred's and have general supervisory responsibility for the business of Fred's.


     Michael J. Hayes was elected a director of Fred's in January 1987 and has been a Managing Director of Fred's since October 1989. Mr. Hayes has been Chief Executive Officer since October 1989. He was previously employed by Oppenheimer & Company, Inc. in various capacities from 1976 to 1985, including Managing Director and Executive Vice President - Corporate Finance and Financial Services.

     David A. Gardner was elected a director of Fred's in January 1987 and has been a Managing Director of Fred's since October 1989. Mr. Gardner has been President of Gardner Capital Corporation, a private real estate and venture capital investment firm since April 1980. Additionally, Mr. Gardner is a director of Organogenesis, Inc., Wynd Communications Corporation, NumeriX, LLC and Joyce International, Inc.

     John R. Eisenman is involved in real estate investment and development with REMAX Island Realty, Inc., located in Hilton Head Island, South Carolina. Mr. Eisenman has been engaged in commercial and industrial real estate brokerage and development since 1983. Previously, he founded and served as President of Sally's, a chain of fast food restaurants from 1976 to 1983, and prior thereto held various management positions in manufacturing and in securities brokerage.

     Roger T. Knox has served the Memphis Zoological Society as its President and Chief Executive Officer since January 1989. Mr. Knox was the President and Chief Operating Officer of Goldsmith's Department Stores, Inc. (a full-line department store in Memphis and Jackson, Tennessee) from 1983 to 1989 and its Chairman of the Board and Chief Executive Officer from 1987 to 1989. Prior thereto, Mr. Knox was with Foley's Department Stores in Houston, Texas for 20 years. Additionally, Mr. Knox is a Director of Hancock Fabrics, Inc.

     John D. Reier is President and a Director. Mr. Reier joined Fred's in May of 1999 as President and was elected a director of Fred's in August 2000. Prior to joining Fred's, Mr. Reier was President and Chief Executive Officer of Sunny's Great Outdoors Stores, Inc. from 1997 to 1999, and was President, Chief Operating Officer, Senior Vice President of Merchandising, and General Merchandise Manager at Family Dollar Stores, Inc. from 1987 to 1997.

     Thomas H. Tashjian was elected a Director of Fred's in March 2001. Mr. Tashjian is a private investor. Mr. Tashjian has served as a managing director and consumer group leader at Banc of America Montgomery Securities in San Francisco. Prior to that, Mr. Tashjian held similar positions at First Manhattan Company, Seidler Companies, and Prudential Securities. Mr. Tashjian's earlier retail operating experience was in discount retailing at the Ayrway Stores, which were acquired by Target, and in the restaurant business at Noble Roman's.

     John A. Casey is Executive Vice President - Pharmacy Operations. Mr. Casey joined the Company in 1979 and has served in various positions in Pharmacy Operations. Mr. Casey is a registered Pharmacist.

     Jerry A. Shore joined Fred's in April 2000 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Shore was employed by Wang's International, an importing and wholesale distribution company as Chief Financial Officer from 1989 to 2000, and in various financial management capacities with IPS Corp., and Caterpillar, Inc. from 1975 to 1989.

     Charles S. Vail has served Fred's as General Counsel since 1973, as Corporate Secretary since 1975, and as Vice President - Legal since 1984. Mr. Vail joined Fred's in 1968.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth the beneficial ownership of Common Stock as of August 23, 2001, by Michael J. Hayes, David A. Gardner (Messrs. Hayes and Gardner, the "Selling Shareholders"), and each other person who is known by us to own beneficially more than 5% percent of the Common Stock, and all directors and executive officers of Fred's as a group.

                                                Shares                                                Shares
                                       Beneficially Owned Before      Number of Shares       Beneficially Owned After
                                           the Offering(1)            to be Sold in the          the Offering(1)
Name of Beneficial Owner               Number(2)    Percentage(3)         Offering           Number(2)   Percentage(3)
------------------------               ------       ----------            --------           ------      ----------
Michael J. Hayes(4)(9)                 1,363,867        8.8%               75,000            1,288,867       7.6%
David A. Gardner(5)(9)                 1,312,762        8.4%               75,000            1,237,762       7.3%
Daruma Asset Management, Inc.(6)(9)    1,157,625        7.4%                                 1,157,625       6.8%
Dimensional Fund Advisors, Inc.(7)(9)  1,003,627        6.5%                                 1,003,627       5.9%
Franklin Resources, Inc.(8)(9)           937,500        6.0%                                   937,500       5.5%
All Directors and Executive Officers   2,921,542       18.8%                                 2,771,542      16.3%
as a Group (9 persons including the
directors named above)(11)
---------------------------

(1) As used in this table, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition, of a security. Except as otherwise indicated, all persons listed above have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and
     (ii) record or beneficial ownership with respect to their shares of Common Stock.

(2)  Includes stock options that are exercisable as of August 23, 2001.

(3) The percentage beneficially owned before the offering is calculated as the number of shares owned, divided by 15,559,851, which consists of the 15,244,986 total outstanding shares of common stock and 314,865 vested options as of August 23, 2001. The percentage beneficially owned after the offering is calculated as the number of shares divided by 17,059,851, which consists of the 16,744,986 total outstanding shares of common stock and 314,865 vested options after the offering.

(4)  Includes 102,381 shares owned by Mr. Hayes' wife.

(5) Excludes 125,627 shares of Common Stock owned by Mr. Gardner's wife as to which Mr. Gardner disclaims beneficial ownership. Mr. Gardner has informed us that, immediately prior to the sale of the shares offered by him hereby, he intends to convey to Columbia University a portion of those offered shares sufficient to endow a professorship in the amount of $1.5 million. Proceeds from the sale of the shares offered and so conveyed shall go directly to Columbia University.

(6) Amount is based on Daruma Asset Management, Inc. most recent filing with the Commission with respect to Common Stock. The source of this information is the latest Schedule 13F filed by Daruma Asset Management, Inc. with the Commission on August 9, 2001 and reflects their ownership as of June 30, 2001.

(7) Amount is based on Dimensional Fund Advisors, Inc. most recent filing with the Commission with respect to Common Stock. The source of this information is a Schedule 13F filed by Dimensional Fund Advisors, Inc. with the Commission on August 2, 2001, and reflects their ownership as of June 30, 2001.

(8) Amount is based on Franklin Resources, Inc. most recent filing with the Commission with respect to Common Stock. The source of this information is the latest Schedule 13F filed by Franklin Resources, Inc. with the Commission on August 10, 2001, and reflects their ownership as of June 30, 2001.

(9) Mr. Hayes' address is 4300 New Getwell Rd., Memphis, TN 38118. Mr. Gardner's address is 445 Park Avenue, Suite 1600, New York, New York 10022. The address of Daruma Asset Management, Inc. is 60 East 42nd Street, Suite 1111, New York, New York 10165. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, Santa Monica, CA 90401. The address of Franklin Resources, Inc. is 777 Mariners Island Blvd., San Mateo, California 94404.

     The selling shareholders (and/or their respective affiliates) are each offering for sale 75,000 shares of common stock in this Offering, and may provide an aggregate of up to an additional 165,000 shares in connection with the underwriters' over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

     As of August 4, 2001, Fred's authorized capital stock consisted of 30,000,000 shares of "Class A" Common Stock, having no par value, of which 15,229,044 shares were issued and outstanding, which were held of record by approximately 5,400 record holders (including beneficial owners holding shares in nominee or street name), 11,500,000 shares of "Class B" Common Stock, having no par value, which do not carry voting rights and none of which have ever been issued, and 10,000,000 shares of preferred stock, having no par value and none of which have ever been issued. The shares offered hereby are all "Class A" Common Stock ("Common Stock"), which class of stock has all of the voting rights of common stockholders in Fred's. Fred's has no current plans to issue "Class B" Common Stock or preferred stock. All references to shares of Fred's Common Stock in this Prospectus reflect all of the declarations of stock splits and stock dividends by Fred's through the date hereof.

        Common Stock

     Holders of shares of Common Stock are entitled to vote one vote per share for the election of directors and on all matters to be submitted to a vote of Fred's shareholders. Subject to the rights of any holders of preferred stock and any Class B Common Stock which may be issued in the future, the holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by Fred's out of funds legally available therefore. In the event of dissolution, liquidation or winding up of Fred's, holders of shares of Common Stock, along with holders of any Class B Common Stock, are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

     Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and any shares of Common Stock to be issued by Fred's in connection with the Offering will be, duly authorized, validly issued, fully paid and nonassessable.

        Preferred Stock

     The Certificate of Incorporation authorizes the Board of Directors (without shareholder approval) to, among other things, issue shares of preferred stock from time to time in one or more series, each series to have such powers, designations, preferences and rights, and qualifications, limitations or restrictions, as may be determined by the Board of Directors. The issuance of preferred stock in certain circumstances may have the effect of delaying or preventing a change of control of Fred's, because such shares may be issued without approval of the shareholders of Fred's and may provide for such voting or other rights which could hinder the ability of a third party to control Fred's. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of Common Stock. Fred's has no present plans to issue any shares of preferred stock.

        Rights Plan

     On October 12, 1998, we adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a share of preferred stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the common stock then outstanding. The Rights will become dilutive to the interests of such acquirer at the time of exercise and will expire, if unexercised, on October 12, 2008. The purpose of the Shareholders Rights Plan is to seek to cause any prospective acquirer to first approach our Board of Directors before such person attempts to obtain control of Fred's, so that the Board of Directors can seek to maximize the value of the common stock for all of the holders thereof.

        Shares Reserved for Issuance

     Fred's has a long-term incentive plan under which an aggregate of 1,460,937 shares of common stock may be granted. Options granted under the plan expire five years from the date of grant. Options outstanding at August 4, 2001, expire in 2002 through 2006. (See Note 8 to Fred's Financial Statements for the fiscal year ended February 3, 2001.)

                                  UNDERWRITING

     The several underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among Fred's, the selling shareholders and the underwriters, to purchase from Fred's and the selling shareholders the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

                                                                     Number of
           Underwriter                                                 Shares
           -----------                                                 ------
William Blair & Company, L.L.C............................................
SunTrust Capital Markets, Inc.............................................
Morgan Keegan & Company, Inc..............................................
         Total............................................................

     This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant thereto at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters will either purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters have advised Fred's and the selling shareholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that Fred's and the selling shareholders will deliver the shares to the underwriters through the facilities of the Depository Trust Company in New York, New York on or about September , 2001. At that time, the underwriters will pay Fred's and the selling shareholders for the shares in immediately available funds. After commencement of the public offering, the public offering price and other selling terms may be changed by the underwriters.

     The selling shareholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 165,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby for the purpose of covering the sale of shares in excess of the shares initially allocated in the offering. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby.

     The following table summarizes the compensation to be paid by Fred's and the selling shareholders to the underwriters:

                                                                                         Total
                                                                          -----------------------------------
                                                                Per          Without                With
                                                               Share      Over-Allotment       Over-Allotment
                                                               -----      --------------       --------------
Public Offering Price.....................................
Underwriting discount paid by Fred's, Inc.................
Underwriting discount paid by the
  selling shareholders....................................

     Fred's estimates that its share of the total expenses of this offering, excluding the underwriting discount, will be approximately $ .

     Certain shareholders, all directors and executive officers of Fred's, who hold in the aggregate 2,921,542 shares of common stock, and Fred's have agreed that for a period of 90 days after the date of this prospectus, without the prior written consent of the underwriters, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, or otherwise dispose of, other than by operation of law, any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock. This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or shareholders, who agree to be bound by such restrictions. In considering a request for its consent to a sale or transfer within the 90-day period, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. Fred's may grant options and issue common stock under existing stock option or stock purchase plans and issue unregistered shares in connection with any outstanding convertible securities or options during the 90-day period.

     Fred's and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

     The representatives have informed Fred's that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

     In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. Over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. Fred's, the underwriters and the selling shareholders make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

     In connection with this offering, certain underwriters and selling group members, if any, who are qualified market markers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of this offering before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security. If all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                  LEGAL MATTERS

     The legality of the common stock offered hereby will be passed upon for Fred's by Baker Donelson Bearman & Caldwell, PC, Memphis, Tennessee. Certain legal matters will be passed on for the underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS

     The financial statements as of February 3, 2001 and January 29, 2000 and for each of the three years ended February 3, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission ("SEC"). You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at
http:\\www.sec.gov. You may also inspect our SEC reports and other information at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1504.

     We have filed with the SEC a registration statement on Form S-3, together with any amendments or supplements thereto, under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of such registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. This prospectus summarizes material provisions of contracts and other documents that we refer to you. Statements contained in this prospectus as to the contents of any document as not necessarily complete. You should refer to the document for all the details.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC after the date of this prospectus until the offering of the common stock is terminated or completed. The documents we incorporate by reference are:

          o Our Annual Report on Form 10-K for the fiscal year ended February 3, 2001;

          o Our Quarterly Reports on Form 10-Q for each of the quarterly periods ended May 5, 2001, and August 4, 2001;

          o Our Current Report on Form 8-K filed on June 5, 2001, as amended by our Current Report on Form 8-K/A filed on June 5, 2001;

          o Our Registration Statement on Form 8-A, filed on October 21, 1998, relating to our preferred stock purchase rights; and

          o Our definitive proxy statement under Section 14 of the Exchange Act in connection with our fiscal 2000 annual shareholders' meeting to the extent such information discusses executive compensation (excluding any compensation committee report), related party transactions, directors' compensation, beneficial ownership, and biographies of directors and officers.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all of the common stock offered by this prospectus has been sold:

          o    Reports filed under Sections 13(a) and 13(c) of the Exchange Act;

          o    Any  definitive  proxy  or  information  statements  filed  under
               Section  14  of  the   Exchange  Act  in   connection   with  any
               shareholders' meeting to the extent such information discusses executive compensation (excluding any compensation committee report), related party transactions, directors' compensation, beneficial ownership, and biographies of directors and officers; and

          o    Any reports filed under Section 15(d) of the Exchange Act.

     Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at: Fred's, Inc., Attn: Charles S. Vail, Secretary, 4300 New Getwell Road, Memphis, Tennessee, 38118, telephone number (901) 365-8880.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     On May 24,  2001,  Fred's  announced  a 5-for-4  stock-split  of its common stock. The new shares, one additional share for each four shares held by shareholders, were distributed on June 18, 2001 to shareholders of record on June 4, 2001. All share and per share amounts included in the accompanying consolidated annual financial statements and related notes have been retroactively adjusted to reflect this stock split. Additionally, the accompanying unaudited consolidated interim financial statements include the effects of the stock split.

                                                                                                       Page
                                                                                                       ----
Consolidated Annual Financial Statements
            Report of Independent Accountants...................................................        F-2
            Consolidated Balance Sheets as of February 3, 2001 and January 29, 2000.............        F-3
            Consolidated Statements of Income for the fiscal year ended February 3, 2001, the fiscal  year ended  January  29,  2000 and the fiscal  year ended
               January 30, 1999.................................................................        F-4
            Consolidated Statements of Changes in Stockholders' Equity for the fiscal year ended
               February 3, 2001, the fiscal year ended January 29, 2000, and the fiscal year ended
               January 30, 1999.................................................................        F-5
            Consolidated Statements of Cash Flows for the fiscal year ended February 3, 2001, the fiscal year ended January 29, 2000
               and the fiscal year ended January 30, 1999.......................................        F-6
            Notes to Consolidated Financial Statements..........................................        F-7
            Consolidated Interim Financial Statements (unaudited)
            Consolidated Balance Sheets as of August 4, 2001, and February 3, 2001..............       F-22
            Consolidated Statements of Income for the 13 week and 26 week periods ended August 4,
               2001 and July 29, 2000...........................................................       F-23
            Consolidated Statements of Cash Flows for the 26 weeks ended August 4, 2001, and July
               29, 2000.........................................................................       F-24
            Notes to Financial Statements.......................................................       F-26

                        Report of Independent Accountants


To the Board of Directors and Shareholders of Fred's, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fred's, Inc. and its subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.


PricewaterhouseCoopers LLP
Memphis, Tennessee
April 4, 2001, except for Note 12,
as to which the date is June 18, 2001

Fred's, Inc.
Consolidated Balance Sheets
                   (in thousands, except for number of shares)

                                                                                              February 3,                January 29,
                                                                                                  2001                      2000
                                                                                             ---------------          --------------
ASSETS
Current assets:
              Cash and cash equivalents                                                        $      2,569              $  3,036
              Receivables, less allowance for doubtful accounts of $516
                  ($452 at January 29, 2000)                                                         15,430                10,911
              Inventories                                                                           149,602               141,612
              Deferred income taxes                                                                   2,022                 3,002
              Other current assets                                                                    2,306                 1,865
                                                                                             ---------------          --------------
                  Total current assets                                                              171,929               160,426

Property and equipment, at depreciated cost                                                          76,360                73,459
Equipment under capital leases, less accumulated amortization of
      $1,305 ($856 at January 29, 2000)                                                               1,387                 1,835
Deferred income taxes                                                                                    98                   866
Other noncurrent assets, net                                                                          5,021                 3,636
                                                                                             ---------------          --------------
                  Total assets                                                                 $    254,795              $  240,222
                                                                                             ---------------          --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
              Accounts payable                                                               $       40,432            $   39,653
              Current portion of indebtedness                                                         2,175                30,306
              Current portion of capital lease obligations                                              503                   430
              Accrued liabilities                                                                    14,012                 9,680
              Income taxes payable                                                                    4,278                   650
                                                                                            ---------------          --------------
                   Total current liabilities                                                         61,400                80,719

Long-term portion of indebtedness                                                                    30,475                10,027
Capital lease obligations                                                                             1,230                 1,734
Other noncurrent liabilities                                                                          2,003                 1,829
                                                                                             ---------------          --------------
                   Total liabilities                                                                 95,108                94,309
                                                                                             ---------------          --------------

Commitments and contingencies (Notes 6 and 10)

Shareholders' equity:
              Common stock, Class A voting, no par value, 15,085,648 shares
                  issued and outstanding (14,985,345 shares at January 29, 2000)                     68,557                67,326
              Retained earnings                                                                      91,342                78,902
              Deferred compensation on restricted stock incentive plan                                (212)                  (315)
                                                                                             --------------           --------------
                    Total shareholders' equity                                                     159,687                145,913
                                                                                             --------------           --------------
                    Total liabilities and shareholders' equity                                $    254,795              $ 240,222
                                                                                             --------------           --------------

          See accompanying notes to consolidated financial statements.

Fred's, Inc.
Consolidated Statements of Income
(in thousands, except share and per share amounts)

                                                                                           For the Years Ended
                                                                             -------------------------------------------------------
                                                                             February 3,          January 29,           January 30,
                                                                                2001                  2000                 1999
                                                                                ----                  ----                 ----
Net sales                                                                   $   781,249          $   665,777         $     600,902
Cost of goods sold                                                              566,115              478,138               436,523
                                                                            -----------          -----------         -------------
        Gross profit                                                            215,134              187,639               164,379

Selling, general and administrative expenses                                    189,414              168,696               149,668
                                                                            -----------          -----------         -------------
        Operating income                                                         25,720               18,943                14,711

Interest expense, net                                                             3,226                2,504                 1,106
                                                                            -----------          -----------         -------------
        Income before taxes                                                      22,494               16,439                13,605

Income taxes                                                                      7,645                5,737                 4,775
                                                                            -----------          -----------         -------------
        Net income                                                          $    14,849          $    10,702          $      8,830
                                                                            ===========          ===========          ============

Net income per share

   Basic                                                                    $       .99          $       .72          $        .60
                                                                            ===========          ===========          ============

   Diluted                                                                  $       .98          $       .71          $        .58
                                                                            ===========          ===========          ============

Weighted average shares outstanding

   Basic                                                                         14,921               14,784                14,748
                                                                            ===========          ===========          ============

   Diluted                                                                       15,246               15,090                15,098
                                                                            ===========          ===========          ============

Fred's, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except share data)


                                                    Common Stock                     Retained    Deferred
                                                    ------------                     --------    --------
                                                       Shares          Amount        Earnings    Compensation             Total
                                                       ------          ------        --------    ------------             -----
Balance, January 31, 1998                          11,866,789         $65,700       $  64,147     $      (488)      $   129,359
Stock split - (Note 12)                             2,966,697
Cash dividends paid ($.16 per share)                                                   (2,381)                           (2,381)
Repurchase of shares                                      (37)                                                                -
Issuance of restricted stock                           57,727             752                            (362)              390
Cancellation of restricted stock                       (6,875)            (38)                             38                 -
Exercises of stock options                             49,164             329                                               329
Amortization of deferred compensation
 on restricted stock incentive plan                                                                       248               248
Tax benefit on exercise of stock
 options                                                                  208                                               208
Net income                                                                              8,830                             8,830
                                                   ==========         =======       =========     ===========       ===========
Balance, January 30, 1999                          14,933,465         $66,951       $  70,596     $      (564)      $   136,983
Cash dividends paid ($.16 per share)                                                   (2,396)                           (2,396)
Issuance of restricted stock                           12,375             124                            (124)
Cancellation of restricted stock                       (7,125)           (118)                            118
Other issuances                                         2,142              30                                                30
Exercises of stock options                             44,488             296                                               296
Amortization of deferred compensation
 on restricted stock incentive plan                                                                       255               255
Tax benefit on exercise of stock
 options                                                                   43                                                43
Net income                                                                             10,702                            10,702
                                                   ==========         =======       =========     ===========       ===========
Balance, January 29, 2000                          14,985,345         $67,326       $  78,902     $      (315)      $   145,913
Cash dividends paid ($.16 per share)                                                   (2,409)                           (2,409)
Issuance of restricted stock                            4,750              57                             (57)
Cancellation of restricted stock                      (36,340)           (218)                             15              (203)
Exercises of stock options                            131,893           1,079                                             1,079
Amortization of deferred compensation
 on restricted stock incentive plan                                                                       145               145
Tax benefit on exercise of stock
 options                                                                  313                                               313
Net income                                                                             14,849                            14,849
                                                   ==========         =======       =========     ===========       ===========
Balance, February 3, 2001                          15,085,648         $68,557       $  91,342     $      (212)      $   159,687
                                                   ==========         =======       =========     ===========       ===========

Fred's, Inc.
Consolidated Statements of Cash Flows
(in thousands)

                                                                                                 For the Years Ended
                                                                                                 -------------------
                                                                                February 3,           January 29,        January 30,
                                                                                     2001                 2000                1999
                                                                                     ----                 ----                ----
Cash flows from operating activities:
   Net income                                                                   $  14,849            $  10,702         $    8,830
   Adjustments to reconcile net income to net cash flows
      from operating activities:
        Depreciation and amortization                                              14,277               11,830              8,939
        Provision for uncollectible receivables                                        64                   80                124
        LIFO Reserve                                                                  753                  100              3,108
        Deferred income taxes                                                       1,747                2,513              2,344
        Amortization of deferred compensation on restricted
          stock incentive plan                                                        145                  255                248
        Issuance (net of cancellation) of restricted stock                           (203)                   -                390
        Tax benefit upon exercise of stock options                                    313                   43                208
        Gain on sale of fixed assets                                                    -                  (41)                 -
        (Increase) decrease in assets:
          Receivables                                                              (4,583)              (2,060)            (1,969)
          Inventories                                                              (8,743)             (15,135)           (14,664)
          Other assets                                                               (444)                (847)            (2,354)
        Increase (decrease) in liabilities:
          Accounts payable and accrued liabilities                                  5,110               (8,210)            (3,712)
          Income taxes payable                                                      3,628                 (176)              (890)
          Other noncurrent liabilities                                                174                  159                175
                                                                                ---------            ---------         ----------
             Net cash (used in) provided by operating activities                   27,087                 (787)               777
                                                                                =========            =========         ==========
Cash flows from investing activities:
   Capital expenditures                                                           (15,801)             (14,043)           (21,273)
   Proceeds from dispositions of property and equipment                               493                  215                  -
   Asset acquisition, net of cash acquired (primarily intangibles)                 (2,807)                (805)            (1,993)
                                                                                ---------            ---------         ----------
             Net cash used in investing activities                                (18,115)             (14,633)           (23,266)
                                                                                =========            =========         ==========
Cash flows from financing activities:
   Reduction of indebtedness and capital lease obligations                         (2,495)              (2,139)              (556)
   Proceeds from revolving line of credit, net of payments                         (5,617)              18,040             10,200
   Proceeds from term loan                                                              -                2,249             12,000
   Proceeds from exercise of options                                                1,079                  296                329
   Payment of cash for dividends and fractional shares                             (2,406)              (2,396)            (2,381)
                                                                                ---------            ---------         ----------
             Net cash provided by (used in) financing activities                   (9,439)              16,050             19,592
                                                                                =========            =========         ==========
Increase (decrease) in cash and cash equivalents                                     (467)                 630             (2,897)
Cash and cash equivalents:
   Beginning of year                                                                3,036                2,406              5,303
                                                                                ---------            ---------         ----------
   End of year                                                                  $   2,569            $   3,036         $    2,406
                                                                                =========            =========         ==========

Supplemental disclosures of cash flow information:
   Interest paid                                                                $   3,332            $   2,399         $    1,239
   Income taxes paid                                                            $   3,693            $   3,810         $    2,828

Non cash investing and financing activities:
   Assets acquired through capital lease obligations                            $       -            $     612         $      509
   Common stock issued for acquisition                                          $       -            $      30         $        -

Fred's, Inc.
Notes to Consolidated Financial Statements


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its 320 retail discount stores located in the southeastern United States. In addition, the Company sells general merchandise to its 26 franchisees.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2000, 1999 and 1998, as used herein, refer to the years ended February 3, 2001, January 29, 2000, and January 30, 1999, respectively.

Use of estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Inventories. Wholesale inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method. For pharmacy inventories, which comprise approximately 19% and 18% of the retail inventories at February 03, 2001 and January 29, 2000, respectively, cost was determined using the LIFO (last-in, first-out) method. The current cost of inventories exceeded the LIFO cost by approximately $3,961,000 at February 03, 2001 and $3,208,000 at January 29, 2000.

Property and equipment. Buildings, furniture, fixtures and equipment are stated at cost and depreciation is computed using the straight-line method over their estimated useful lives. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms. Average useful lives are as follows: buildings and improvements - 8 to 30 years; furniture and fixtures - 5 to 10 years; and equipment - 3 to 10 years. Amortization on equipment under capital leases is computed on a straight-line basis over the terms of the leases. Gains or losses on the sale of assets are recorded at disposal.

Long lived assets. The Company's policy is to review the recoverability of all long-lived assets annually and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of February 03, 2001 and January 29, 2000, no material adjustments to the carrying value of such assets were necessary.

Selling,  general and  administrative  expenses.  The Company  includes  buying,
warehousing,   transportation  and  occupancy  costs  in  selling,  general  and administrative expenses.

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period. Advertising expense for 2000, 1999, and 1998 was $10,166,000, $8,926,000, and $9,621,000 respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 26 franchised stores. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer. In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores. Total franchise income for 2000, 1999 and 1998 was $1,809,000, $1,761,000 and
$1,957,000 respectively.

Other intangible assets. Other identifiable intangible assets which are included in other noncurrent assets primarily represent amounts associated with acquired pharmacies and are being amortized on a straight line basis over five years. These intangibles, net of accumulated amortization, totaled $4,945,000 at February 3, 2001, and $3,559,000 at January 29, 2000. Accumulated amortization for 2000 and 1999 totaled $3,964,000 and $2,543,000, respectively. Amortization expense for 2000, 1999 and 1998 was $1,421,000, $1,307,000 and $1,214,000
respectively.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments having original maturities of three months or less, are classified as cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit which totaled $5,823,000 at February 3, 2001 and $14,089,000 at January 29, 2000.

Financial  instruments.  At  February  3,  2001,  the  Company  did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and
(2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.

Business segments. The Company's only reportable operating segment is its sale of merchandise through its Company owned stores and to franchised Fred's locations, which are organized around the products sold and markets served.

Comprehensive income. Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of income.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2000 presentation.

Recent Accounting Pronouncements. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 identifies various revenue recognition issues, several of which are common within the retail industry including treatment of revenue recognition on layaway sales. In the fourth quarter of 2000, the Company revised its revenue recognition for layaway sales to defer revenue recognition until all terms of the sale have been satisfied and the customer takes delivery of the merchandise. Under the prior method of accounting, net sales were recognized at the time the customer put the merchandise into layaway. The effects of this change on prior quarters in 2000 and the proforma effects on 1999 are reflected in Note 13. The effects of this change on the fourth quarter of 2000 was an increase in net sales, gross profit, net income and net income per share (basic and diluted) of $1,932, $482, $318 and $.02 respectively. Annual financial results were not affected.

In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133, which deferred the effective date of the provisions of SFAS No. 133 for the company to the first quarter of 2001. The Company does not believe this new standard will have an impact on its financial statements since it currently has no derivative instruments.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following (in thousands):

                                                       2000               1999

Buildings and improvements                          $67,068             $65,660
Furniture, fixtures and equipment                    89,152              81,424
                                                    -------             -------
                                                    156,220             147,084
Less accumulated depreciation                       (84,100)            (78,018)
                                                    -------             -------
                                                     72,120              69,066
Land                                                  4,240               4,393
                                                    -------             -------
                                                    $76,360             $73,459
                                                    =======             =======

Depreciation expense totaled  $12,407,000,  $10,168,000 and $7,442,000 for 2000,
1999 and 1998, respectively.

NOTE 3 - ACCRUED LIABILITIES

The components of accrued liabilities are as follows (in thousands):

                                                      2000                 1999
                                                      ----                 ----
Payroll and benefits                             $   5,136           $    2,992
Sales and use taxes                                  2,000                1,726
Insurance                                            2,497                2,904
Other                                                4,379                2,058
                                                     -----                -----
                                                 $  14,012           $    9,680
                                                 =========           ==========
NOTE 4 - INDEBTEDNESS
On April 3, 2000, the Company and a bank entered into a new Revolving Loan and Credit Agreement (the "Agreement") to replace the May 15, 1992 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to .18% on the unutilized portion of the revolving line commitment over the term of the Agreement. The term of the Agreement extends to April 3, 2003. There were $22,623,000 and $28,240,000 of borrowings outstanding under the Agreement at February 03, 2001 and January 29, 2000, respectively.

On April 23, 1999, the Company and a bank entered into a Loan Agreement (the "Loan Agreement"). The Loan Agreement provided the Company with a four-year unsecured term loan of $2.3 million to finance the replacement of the Company's mainframe computer system. The Loan Agreement bears interest of 6.15% per annum and matures on April 15, 2003. Under the most restrictive covenants of the Loan Agreement, the Company is required to maintain specified debt service levels. There were $1,265,500 and $1,828,000 borrowings outstanding under the Agreement at February 03, 2001 and January 29, 2000, respectively. The principal maturity under this Agreement for debt outstanding at February 03, 2001 is as follows:
$562,500 in fiscal 2001; $562,500 in fiscal 2002 and $140,500 in fiscal 2003.

On May 5, 1998, the Company and a bank entered into a Loan Agreement (the "Term Loan Agreement"). The Term Loan Agreement provided the Company with an unsecured term loan of $12 million to finance the modernization and automation of the Company's distribution center and corporate facilities. The Term Loan Agreement bears interest of 6.82% per annum and matures on November 1, 2005. Under the most restrictive covenants of the Term Loan Agreement, the Company is required to maintain specified shareholders' equity and net income levels. Borrowings outstanding under this Term Loan Agreement totaled $8,762,000 at February 03, 2001 and $10,265,000 at January 29, 2000. The principal maturity under this Agreement for debt outstanding at February 03, 2001 is as follows: $1,612,742 in fiscal 2001; $1,727,860 in fiscal 2002; $1,851,199 in fiscal 2003; $1,983,338 in fiscal 2004 and $1,586,503 in fiscal 2005.

     Interest expense for 2000, 1999 and 1998 totaled $3,226,000, $2,504,000 and
$1,206,000, respectively.

NOTE 5 - INCOME TAXES
Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. The provision for income taxes consists of the following (in thousands):

                                   2000              1999             1998
                             ----------------  ---------------- ----------------
Current
   Federal                      $  5,898          $  3,224         $  2,639
   State                               -                 -             (208)
                                --------          --------         --------
                                   5,898             3,224            2,431
                                --------          --------         --------
Deferred
   Federal                         1,423             2,116            1,974
   State                             324               397              370
                                --------          --------         --------
                                   1,747             2,513            2,344
                                --------          --------         --------
                                $  7,645          $  5,737         $  4,775
                                ========          ========         ========



















Deferred tax assets (liabilities) are comprised of the following(in thousands):
                                                                                                 2000              1999
                                                                                      ----------------  ----------------
Current deferred tax assets:
   Inventory valuation methods                                                              $    (465)        $     758
   Accrual for inventory shrinkage                                                                768               672
   Allowance for doubtful accounts                                                                310               285
   Insurance accruals                                                                           1,200               990
   Other                                                                                          654               749
                                                                                            ---------         ---------
Gross current deferred tax assets                                                               2,467             3,454
   Deferred tax asset valuation allowance                                                        (289)             (182)
                                                                                            ---------         ---------
                                                                                                2,178             3,272
Current deferred tax liabilities                                                                 (156)             (270)
                                                                                            ---------         ---------
          Net current deferred tax asset                                                    $   2,022         $   3,002
                                                                                            =========         =========
Noncurrent deferred tax assets:
   Net operating loss carryforwards                                                         $   1,685         $   1,421
   Postretirement benefits other than pensions                                                    760               694
   Restructuring costs                                                                             82                82
   Other                                                                                        1,769             1,583
                                                                                            ---------         ---------
Gross noncurrent deferred tax assets                                                            4,296             3,780
   Deferred tax asset valuation allowance                                                     (1,267)           (1,239)
                                                                                            ---------         ---------
                                                                                                3,029             2,541
Noncurrent deferred tax liabilities:
   Depreciation                                                                               (2,904)           (1,648)
   Other                                                                                         (27)              (27)
                                                                                            ---------         ---------
Gross noncurrent deferred tax liabilities                                                     (2,931)           (1,675)
                                                                                            ---------         ---------
          Net noncurrent deferred tax asset                                                 $     98          $    866
                                                                                            =========         =========



The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward periods as described below. The valuation allowance is based upon management's conclusion that certain tax carryforward items will expire unused. During 2000 and 1999, the valuation allowance increased $264,000 and $393,000, respectively, as the result of the company generating additional net operating loss carryforwards in certain states.

At February 3, 2001, the Company has certain net operating loss carryforwards which were acquired in reorganizations and purchase transactions which are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $43,784,000 for state income tax purposes, and expire at various times during the period 2002 through 2022. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                                            2000               1999            1998
                                                                ------------------ ------------------  --------------
Income tax provision at statutory rate                                      35.0%              35.0%           35.0%
State income taxes, net of federal benefit                                   0.9                1.6             0.8
Change in valuation allowance                                                  -                  -             0.7
Surtax Exemptions                                                           (1.0)              (1.0)           (1.0)
Other                                                                       (0.9)              (0.7)           (0.4)
                                                                ------------------ ------------------  --------------
                                                                            34.0%              34.9%           35.1%
                                                                ------------------ ------------------  --------------


NOTE 6 - LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2031. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $17,465,000, $15,329,000 and $13,618,000 for 2000, 1999 and 1998, respectively. Amortization expense on assets under capital lease for 2000, 1999 and 1998 was $449,000, $355,000 and $283,000, respectively.

Future minimum rental payments under all operating and capital leases as of February 03, 2001 are as follows:


                                                  Operating            Capital
                                                     Leases             Leases
2001                                             $   16,055         $      741
2002                                                 14,189                741
2003                                                 11,505                364
2004                                                  8,491                255
2005                                                  6,121                142
Thereafter                                           11,426                  0
                                                 ----------         ----------
Total minimum lease payments                     $   67,787              2,243
                                                 ==========

Imputed interest                                                          (510)
                                                                    ----------

Present value of net minimum lease payments, including
   $503 classified as current portion of capital lease obligations  $    1,733
                                                                    ==========




NOTE 7 - SHAREHOLDERS' EQUITY

The Company has 30 million shares of Class A voting common stock authorized. The Company's authorized capital also consists of 11.5 million shares of Class B nonvoting common stock, of which no shares have been issued. In addition, the Company has authorized 10 million shares of preferred stock, of which no shares have been issued.

     Effective October 12, 1998 the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right ("the Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, on October 12, 2008.



NOTE 8 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 1,460,937 shares may be granted. These options expire five years from the date of grant. Options outstanding at February 3, 2001 expire in 2001 through 2005. A summary of activity in the plan follows:

                                                     2000                            1999                           1998
                                        -------------------------------- -----------------------------  ----------------------------
                                                                Weighted                       Weighted                     Weighted
                                                                 Average                        Average                      Average
                                                                Exercise                       Exercise                     Exercise
                                                 Options          Price          Options         Price        Options         Price
                                        -------------------------------- -----------------------------  ----------------------------
Outstanding at beginning
   of year                                       704,317        $ 10.50         612,673       $ 10.72         514,122        $  6.84

Granted                                          431,883          12.03         170,937          9.46         188,369          20.49

Canceled                                       (176,031)           8.82        (32,626)         11.83        (40,654)           9.97

Expired                                                -                        (2,180)          9.06               -              -

Exercised                                       (131,892)          6.94         (44,487)         6.70         (49,164)          6.74
                                                ========                        =======                       =======

Outstanding at end of year                       828,277          12.23         704,317         10.50         612,673          10.72
                                                ========                        =======                       =======

Exercisable at end of year                       192,581           8.50         211,641          7.28         190,603           7.88
                                                ========                        =======                       =======


The weighted average remaining  contractual life of all outstanding  options was
3.2 years at February 3, 2001.


The following table summarizes information about stock options outstanding at February 03, 2001:

                                                   Options Outstanding                                  Options Exercisable
                                -----------------------------------------------------------  ---------------------------------------
                                                              Weighted
                                                              Average
                                                              Remaining        Weighted                                    Weighted
                                         Number              Contractual       Average                 Number               Average
          Range of                   Outstanding at             Life           Exercise            Exercisable at          Exercise
      Exercise Prices               February 3, 2001         (in Years)         Price             February 3, 2001           Price
-----------------------------   -----------------------------------------------------------  ---------------------------------------
       $4.72 to $5.76                     88,292                 1.0        $    5.63                  86,355           $    5.62

      $9.20 to $12.95                    603,891                 3.8        $   11.35                 101,101           $   10.35

      $16.00 to $20.70                   136,094                 2.1        $   20.42                   5,125           $   20.40
                                         =======                                                        =====

                                         828,277                                                       192,581
                                         =======                                                       =======


The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2000, 1999, and 1998 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 2000, 1999, and 1998 would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)                                      2000            1999          1998
                                                                      -------------  --------------- ------------
Net income
          As reported                                                    $14,849          $10,702       $8,830
          Pro forma                                                       14,260           10,363        8,322

Basic earnings per share
          As reported                                                       0.99             0.72         0.60
          Pro forma                                                         0.96             0.70         0.56

Diluted earnings per share
          As reported                                                       0.98             0.71         0.58
          Pro forma                                                         0.94             0.69         0.55


The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions using grants in 2000, 1999 and 1998, respectively:

                                                                       2000             1999            1998
                                                                 ---------------  ---------------  -------------
Average expected life (years)                                            3.0              3.0            3.0
Average expected volatility                                             39.0%            43.3%          41.5%
Risk-free interest rates                                                 5.6%             4.8%           5.5%
Dividend yield                                                           1.3%             1.5%           1.3%

The weighted average grant-date fair value of options granted during 2000, 1999,and 1998 was $3.12, $3.34, and $6.28 respectively.

Restricted Stock. During 2000, 1999, and 1998, the Company issued (cancelled) a net of (31,590), 5,250, and 50,852 restricted shares, respectively. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. The Company has not made any contributions to the plan since 1996.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of seven years of service. The Company's contributions for the years ended February 3, 2001, January 29, 2000 and January 30, 1999 were $100,000, $96,000 and $83,000, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

                                                                                 For the Year Ended
                                                              ---------------------------------------------------------
                                                                 February 3,        January 29,        January 30,
                                                                     2001               2000               1999
                                                              ---------------------------------------------------------
(in thousands)
Benefit obligation at beginning of year                               $    1,377         $    1,252         $    1,132
Service cost                                                                 132                127                103
Interest cost                                                                116                 91                 85
Participant contributions                                                      -                  -                  4
Amendments                                                                     -                  -                  -
Actuarial (gain) loss                                                         68                (17)               (67)
Benefits paid                                                                (76)               (76)                (5)
                                                              ---------------------------------------------------------
Benefit obligation at end of year                                     $    1,617         $    1,377         $    1,252
                                                              ---------------------------------------------------------


A reconciliation of the Plan's funded status to accrued benefit cost follows:

                                                                      February 3,        January 29,        January 30,
                                                                            2001               2000               1999
                                                              ------------------ ------------------ ------------------
(in thousands)
Funded status                                                         $   (1,617)         $  (1,377)        $   (1,252)
Unrecognized net actuarial gain                                             (322)              (406)              (405)
Unrecognized prior service cost                                               (5)                (6)                (6)
                                                              ------------------  ------------------ ------------------
Accrued benefit costs                                                 $   (1,944)         $  (1,789)        $   (1,663)
                                                              ------------------  ------------------ ------------------


The medical care cost trend used in determining this obligation is 10.0% effective February 1, 1997, decreasing annually before leveling at 6.0% in 2003. This trend rate has a significant effect on the amounts reported. To illustrate, increasing the health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $238,000. The discount rate used in calculating the obligation was 7.5% in 2000, 7.75% in 1999 and 6.75% in 1998.

The annual net postretirement cost is as follows:

                                                                                            For the Year Ended
                                                                            ----------------------------------------------------
                                                                              February 3,       January 29,      January 30,
                                                                                  2001             2000              1999
                                                                            ----------------------------------------------------
(in thousands)
Service cost                                                                $     132        $     127         $     103
Interest cost                                                                     116               91                85
Amortization of net gain from prior periods                                       (17)             (17)              (21)
Amortization of unrecognized prior service cost                                     1                1                 1
                                                                            ----------------------------------------------------
Net periodic postretirement benefit cost                                    $     232        $     202         $     168
                                                                            ----------------------------------------------------

The Company's policy is to fund claims as incurred.

NOTE 9 - NET INCOME PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                    Year Ended
                        --------------------------------- ------------------------------ ----------------------------------
                                February 3, 2001                 January 29,2000                 January 31, 1999
                        --------------------------------- ------------------------------ ----------------------------------
                                                Per                            Per                              Per
                                                Share                          Share                            Share
                        Income       Shares     Amount    Income     Shares    Amount    Income      Shares     Amount
----------------------- ------------ ---------- --------- ---------- --------- --------- ----------- ---------- -----------
Basic EPS                   $14,849     14,921     $ .99    $10,702    14,784     $ .72      $8,830     14,748       $ .60

Effect of Dilutive
  Securities
Restricted Stock                            97                            135                               99
Stock Options                              228                            171                              251

                        ------------ ---------- --------- ---------- --------- --------- ----------- ---------- -----------
Diluted EPS                 $14,849     15,246     $ .98    $10,702    15,090     $ .71      $8,830     15,098       $ .58

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Commitments. At February 3, 2001, the Company had commitments approximating $5,082,000 on issued letters of credit which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit
aggregating   $2,552,000  utilized  as  collateral  for  their  risk  management programs.

Litigation. The Company is a party to several pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company.

NOTE 11 - OTHER EXPENSES

During the fourth quarter of 1996, the Company recorded a $2,860,000 accrual for the closure of certain underperforming stores and the repositioning of certain merchandise categories. This charge included an accrual for closed facility lease obligations of $1,156,000. The remaining lease obligation at February 03, 2001 represents remaining future base payments required on one location that has been closed.

The 2000 activity in this reserve is as follows:

------------------------- ----------------------- ---------------------- ----------------------- ----------------------
                               January 30,             January 29,                                    February 3,
                                   1999                   2000                  Payments                 2001
                                   ----                   ----                  --------                 ----
Lease Obligations              $    400                $   215                 $    (129)             $    86
------------------------- ----------------------- ---------------------- ----------------------- ----------------------

NOTE 12 - STOCK SPLIT SUBSEQUENT TO THE YEAR ENDED FEBRUARY 3, 2001

On May 24, 2001, the Company announced a five-for-four stock split of its Class A voting common stock. The new shares, one additional share for each four shares held by stockholders, were distributed on June 18, 2001 to stockholders of record on June 4, 2001. All share and per share amounts included in the accompanying financial statements and footnotes have been adjusted to reflect this stock split.


NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)


                                            First                 Second                   Third                    Fourth
                                           Quarter                Quarter                 Quarter                  Quarter
                                      ------------------    --------------------     -------------------      -------------------
(in thousands, except per share data)

Year Ended February 3, 2001 -
restated (1) (2)
Net sales                                $  176,132            $ 180,353                $ 180,141                $ 244,623
Gross profit                                 48,990               49,060                   51,850                   65,234
Net income                                    3,345                1,654                    3,829                    6,021

Net income per share
      Basic                                    0.22                 0.11                     0.26                     0.40
      Diluted                                  0.22                 0.11                     0.25                     0.40
Cash dividends paid per share                  0.04                 0.04                     0.04                     0.04

Year Ended January 29, 2000 -
proforma (3)

Net sales                                $  154,226            $ 155,792                $ 156,741                $ 199,018
Gross profit                                 44,135               43,775                   46,780                   52,949
Net income                                    2,766                  920                    2,677                    4,339

Net income per share
      Basic                                    0.18                 0.06                     0.18                     0.30
      Diluted                                  0.18                 0.06                     0.18                     0.29
Cash dividends paid per share                  0.04                 0.04                     0.04                     0.04


Year Ended January 29, 2000 - as
reported

Net sales                                $  154,934            $ 156,498                $ 158,049                $ 196,296
Gross profit                                 44,319               43,952                   47,117                   52,251
Net income                                    2,886                1,037                    2,896                    3,883

Net income per share
      Basic                                    0.19                 0.07                     0.19                     0.27
      Diluted                                  0.19                 0.07                     0.19                     0.26
Cash dividends paid per share                  0.04                 0.04                     0.04                     0.04

(1)  Based upon a 53 week year.
(2) As discussed in "Recent Accounting Prounouncements" in Note 1, the above information has been restated to reflect the impact of the Company implementing the interpetations in SAB 101 related to layaway sales during the fourth quarter of 2000. In the quarters in the year ended February 3, 2001, the effects of this restated on previously reported net sales, gross profit, net income and net income per share (basic & diluted) was a decrease of $528, $132, $87 and $.01 respectively for the 1st quarter; a decrease of $453, $111, $73, and .00 respectively for the 2nd quarter and a
     decrease of $951,    $239, $158 and $.01 respectively for the 3rd quarter.
(3) For informational purposes only, 1999 quarterly results have been restated on proforma basis as if the effects of SAB 101 on layaway sales had been applied to the 1999 quarterly reports.

                                   FRED'S, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (unaudited)

                   (in thousands, except for number of shares)

                                                                 August 4,     February 3,
                                                                   2001            2001
                                                                 --------      ----------
ASSETS
Current assets:
      Cash and cash equivalents                                    $1,928         $2,569
      Receivables, less allowance for doubtful
        accounts of $375 ($516 at February 3, 2001)                11,903         15,430
      Inventories                                                 160,357        149,602
      Deferred income taxes                                           982          2,022
      Other current assets                                          2,053          2,306
                                                                  -------        -------
           Total current assets                                   177,223        171,929
      Property and equipment, at depreciated cost                  78,222         76,360
      Equipment under capital leases, less accumulated
        amortization of $1,567 ($1,305 at February 3,2001)          1,815          1,387
      Deferred income taxes                                           655             98
      Other noncurrent assets                                       4,960          5,021
                                                                  -------        -------
           Total assets                                          $262,875       $254,795
                                                                 ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                            $41,497        $40,432
      Current portion of indebtedness                               2,228          2,175
      Current portion of capital lease obligations                    627            503
      Accrued liabilities                                          12,197         14,012
      Income taxes payable                                          1,118          4,278
                                                                  -------        -------
           Total current liabilities                               57,667         61,400
                                                                  -------        -------

Long term portion of indebtedness                                  34,627         30,475
Capital lease obligations                                           1,531          1,230
Other noncurrent liabilities                                        2,031          2,003
                                                                  -------        -------
           Total liabilities                                       95,856         95,108
                                                                  -------        -------

Shareholders' equity:
      Common stock, Class A voting, no par value,
        15,229,044 shares issued and outstanding
        (15,085,648 shares at February 3, 2001)                    70,767         68,557
      Retained earnings                                            96,395         91,342
      Deferred compensation on restricted
         stock incentive plan                                        (143)          (212)
                                                                  -------        -------
           Total shareholders' equity                             167,019        159,687
                                                                  -------        -------

      Total liabilities and shareholders' equity                 $262,875       $254,795
                                                                 ========       ========


           See accompanying notes to consolidated financial statements

                                  FRED'S, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                   (unaudited)

                    (in thousands, except per share amounts)

                                           Thirteen Weeks Ended           Twenty-Six Weeks Ended
                                          ----------------------          ----------------------
                                           August 4,  July 29,            August 4,     July 29,
                                            2001        2000                2001            2000
                                          ----------------------          ----------------------
Net sales                                $210,278      $180,353            $417,637     $356,485
Cost of goods sold                        153,497       131,293             303,098      258,435
                                          -------     ---------            --------     --------
  Gross profit                             56,781        49,060             114,539       98,050
Selling, general and
 administrative expenses                   52,817        46,036             103,538       89,198
                                           ------     ---------            --------     --------
  Operating income                          3,964         3,024              11,001        8,852
Interest expense, net                         706           763               1,336        1,436
                                           ------     ---------            --------     --------
  Income before income taxes                3,258         2,261               9,665        7,416
Provision for income taxes                  1,144           607               3,392        2,417
                                           ------     ---------            --------     --------
Net income                               $  2,114      $  1,654            $  6,273     $  4,999
                                         ========     =========            ========     ========


Net income per share
  Basic                                       .14      $    .11            $    .42     $    .34
                                          =======      ========            ========     ========

  Diluted                                     .14      $    .11            $    .41     $    .33
                                          =======      ========            ========     ========


Weighted average shares outstanding
  Basic                                    15,106        14,910              15,056       14,860
                                          =======      ========            ========     ========

  Diluted                                  15,268        15,218              15,485       15,194
                                          =======      ========            ========     ========




           See accompanying notes to consolidated financial statements

                                  FRED'S, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)
                                 (in thousands)
                             Twenty-six Weeks Ended
                                                                         August 4,          July 29,
                                                                            2001               2000
                                                                           -----               ----
Cash flows from operating activities:
    Net income                                                            $6,273               $4,999
    Adjustments to reconcile net income
    to net cash flows from operating activities:
      Depreciation and amortization                                        8,518                6,883
      Lifo reserve                                                           400                  400
      Deferred income taxes                                                  483                  383
    Tax benefit on exercise of stock options                                 397                  185
    Amortization of deferred compensation on
        restricted stock incentive plan                                       69                   76
    Cancellation of restricted stock                                         (21)                (203)
    (Increase)decrease in assets:
           Receivables                                                     3,527                  459
         Inventories                                                     (10,559)             (12,948)
           Other assets                                                      253                 (780)
    Increase (decrease) in liabilities:
      Accounts payable and accrued liabilities                              (758)               4,064
      Income taxes payable                                                (3,160)               2,010
      Other noncurrent liabilities                                            28                   87
                                                                         -------              -------
      Net cash provided by operating activities                            5,450                5,615
                                                                         -------              -------
Cash flows from investing activities:
    Capital expenditures                                                  (9,673)              (6,993)
  Intangible assets, net of cash acquired                                   (383)              (1,240)
                                                                           -----              -------
Net cash used in investing activities                                    (10,056)              (8,233)
                                                                        --------              -------
Cash flows from financing activities:
    Reduction of indebtedness and capital lease
      obligations                                                         (1,343)                (998)
    Proceeds from revolving line of credit,
      net of payments                                                      5,281                2,214
    Proceeds from exercise of options                                      1,238                  725
    Cash dividends paid                                                   (1,211)              (1,201)
                                                                       ---------              -------
    Net cash provided by financing activities                              3,965                  740
                                                                       ---------              -------
    Decrease in cash and cash equivalents                                   (641)              (1,878)
    Cash and cash equivalents:
      Beginning of period                                                  2,569                3,036
                                                                         -------             --------
      End of period                                                       $1,928               $1,158
                                                                         =======             ========
Supplemental disclosures of cash flow information:
    Interest paid                                                         $1,223               $1,537
                                                                          ======               ======
    Income taxes paid                                                     $5,700                 ----
                                                                          ======                =====
Non cash investing and financing activities:
  Assets acquired through capital lease obligations                         $691                 ----
                                                                           =====                 ====
  Common stock issued for acquisition                                       $596                 ----
                                                                           =====                 ====

           See accompanying notes to consolidated financial statements

                                  FRED'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          ----------------------------------------------------------------------
          NOTE 1:  BASIS OF PRESENTATION
          ----------------------------------------------------------------------

          Fred's, Inc. ("Fred's" or the "Company") operates 373 discount general merchandise stores, including 27 franchised Fred's stores, in eleven states primarily in the southeastern United States. Two hundred and two of the stores have full service pharmacies.

          The accompanying unaudited consolidated financial statements of Fred's have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and notes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. The statements do reflect all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of financial position in conformity with accounting principles generally accepted in the United States of America. The statements should be read in conjunction with the Notes to the Consolidated Financial Statements for the fiscal year ended February 3, 2001 incorporated into the Company's Annual Report on Form 10-K.

          The results of operations for the twenty-six week period ended August 4, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.

          Certain prior quarter amounts have been reclassified to conform to the 2001 presentation.

          ----------------------------------------------------------------------
          NOTE 2:  INVENTORIES
          ----------------------------------------------------------------------

          Wholesale inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method. For pharmacy inventories, which comprise approximately 19% of the retail inventories at August 4, 2001, cost was determined using the LIFO (last-in, first-out) method. The current cost of inventories exceeded the LIFO cost by approximately $4,361,000 and $3,608,000 at August 4, 2001 and July 29, 2000, respectively.

          LIFO inventory costs can only be determined annually when inflation rates and inventory levels are finalized; therefore, LIFO inventory costs for interim financial statements are estimated.

          ----------------------------------------------------------------------
          NOTE 3:  NET INCOME PER SHARE
          ----------------------------------------------------------------------

          Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

                       COMPUTATION OF NET INCOME PER SHARE
                       -----------------------------------

                                   (unaudited)

                    (in thousands, except per share amounts)

                                          Thirteen Weeks Ended             Twenty-Six Weeks Ended
                                      -----------------------------        ----------------------
                                       August 4,          July 29,           August 4,    July 29,
                                         2001               2000                2001         2000
                                      -----------------------------        -----------------------
Basic net income per share
  Net income                          $ 2,114            $ 1,654             $ 6,273      $4,999
                                      =======            =======             =======      ======

  Weighted average number of common shares
   outstanding during the period
                                       15,106             14,910              15,056      14,860
                                      =======            =======             =======      ======

  Net income per share                $   .14            $   .11             $   .42      $  .34
                                      =======            =======             =======      ======

Diluted net income per share

  Net income                          $ 2,114            $ 1,654             $ 6,273      $4,999
                                      =======            =======             =======      ======

  Weighted average number of common shares
   outstanding during the period
                                       15,106             14,910              15,056      14,860

  Additional shares attributable to common
   stock equivalents                      162                308                 429         334
                                      -------            -------             -------      ------
                                       15,268             15,218              15,485      15,194
                                      =======            =======             =======      ======

  Net income per share                $   .14            $   .11             $   .41      $  .33
                                      =======            =======            ========      ======

          ----------------------------------------------------------------------
          NOTE 4:  LAYAWAY SALES
          ----------------------------------------------------------------------

          In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 identifies various revenue recognition issues, several of which are common within the retail industry including treatment of revenue recognition on layaway sales. In the fourth quarter of 2000, the Company revised its revenue recognition for layaway sales to defer revenue recognition until all terms of the sale have been satisfied and the customer takes delivery of the merchandise. Under the prior method of accounting, net sales were recognized at the time the customer put the merchandise into layaway. The effects of this restated change on the previously reported second quarter ended July 29, 2000 are as follows:

                                            Thirteen Weeks Ended      Twenty-Six Weeks Ended
                                            --------------------      ----------------------
                                        (as reported) (as adjusted) (as reported) (as adjusted)
                                           July 29,     July29,       July 29,     July 29,
                                            2000         2000           2000          2000
                                            ----         ----           ----          ----
         Net Sales                      $180,806     $180,353       $357,466      $356,485
         Gross profit                     49,171       49,060         98,293        98,050
         Net income                        1,727        1,654          5,159         4,999
         Net income per share
           Basic *                          0.12         0.11           0.35          0.34
           Diluted *                        0.11         0.11           0.34          0.33

          *All per share amounts have been adjusted to reflect the five-for-four stock split effective on June 18, 2001.

          ----------------------------------------------------------------------
          NOTE 5:  STOCK SPLIT
          ----------------------------------------------------------------------

          On May 24, 2001, the Company announced a five-for-four stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each four shares held by stockholders, were distributed on June 18, 2001 to stockholders of record on June 4, 2001. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

          ----------------------------------------------------------------------
          NOTE 6:  RECENT ACCOUNTING PRONOUNCEMENTS
          ----------------------------------------------------------------------

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, SFAS No. 133, as amended by SFAS No. 138, requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in such fair value are required to be recognized immediately in net income to the extent the derivatives are not effective as hedges. In September 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective Date of FASB Statement No. 133, an amendment to delay the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not hold derivative instruments or engage in hedging activities.

          In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The Company does not expect the adoption of SFAS No. 141 to have a material impact on its financial statements.

          In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supercedes APB No. 17, Intangible Assets, and its provisions are effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level (reporting unit levels to be determined upon adoption); 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. As of August 4, 2001, the Company has intangible assets, net of accumulated amortization, of $4.9 million and has recognized amortization expense of approximately $.8 million during the six months ended August 4, 2001. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 142.

         [Inside back cover: Pictures of stores, products and customers]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of common stock.



                 TABLE OF CONTENTS

                                                     Page
Prospectus Summary...................................
The Offering.........................................
Summary Consolidated Financial and Operating Data....
Risk Factors.........................................
Cautionary Statement Regarding Forward Looking
        Information..................................
Use of Proceeds......................................
Dividend Policy......................................
Price Range of Common Stock..........................
Capitalization.......................................
Selected Financial and Operational Data..............
Management's Discussion and Analysis of Financial
        Condition and Results of
        Operations Business..........................
Management...........................................
Principal and Selling Shareholders...................
Description of Capital Stock.........................
Underwriting.........................................
Legal Matters........................................
Experts..............................................
Where You Can Find More Information..................
Incorporation of Certain Documents by Reference......
Index to Financial Statements........................





                                1,650,000 Shares





                                  [FRED'S LOGO]





                              Class A Common Stock





                        --------------------------------

                         -------------------------------
                                   PROSPECTUS

                               September __, 2001
                        --------------------------------






                             William Blair & Company

                           SunTrust Robinson Humphrey

                          Morgan Keegan & Company, Inc.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Fee                        $12,160.50
National Association of Securities Dealers, Inc. Filing Fee   $17,500.00
Nasdaq National Market Listing Fee                            $ 5,364.20
Printing Fees                                                 $[____*____]
Transfer Agent Fees                                           $[____*____]
Accountants' Fees.                                            $[____*____]
Legal Fees and Expenses                                       $[____*____]
Miscellaneous                                                 $[____*____]
         Total                                                $[____*____]

*To be furnished by amendment prior to effectiveness of this Registration Statement.

Item 15.  Indemnification of Directors and Officers.

     The Tennessee Business Corporation Act permits a corporation to indemnify a director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) if such person shall have acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matters as to which such director or officer shall have been adjudged to have breached his duty to the Corporation.

     Article Seven of Fred's Charter provides that Fred's shall indemnify its directors to the full extent authorized or permitted by the Tennessee Business Corporation Act. Paragraphs 53 through 57 of Fred's By-laws extend such indemnification to directors and to officers of Fred's, explicate certain mechanics of determinations to be made in connection with any requests for indemnification, provide for advances of expenses, certain notices to shareholders, and the non-exclusivity of those provisions.

     Fred's and its directors entered into an agreement in 1989 in connection with the settlements of a legal proceeding, which contains indemnification provisions similar to those contained in Fred's Charter and By-laws, but which sets forth with greater particularity the matter in which separate counsel for an indemnified party must be selected, the conditions under which expenses may be paid in advance, and limitations on settlement of actions subject to indemnification.

Item 16.  Exhibits.

4.1      --       Specimen Common Stock Certificate  [incorporated  herein by reference to Exhibit  4.2  to  Pre-Effective  Amendment
                  No.  3 to  Fred's  Registration Statement on Form S-1
                  (Registration No. 33-45637) filed on March 17,1992].
5.1**    --       Opinion of Counsel
10.26**  --       Underwriters Agreement
23.1**   --       Consent of Counsel (included in Exhibit 5.1)
23.2**   --       Consent of Independent Accountants
24.1     --       Powers of Attorney (included in Part II)

** To be  filed  by  amendment  prior  to  effectiveness  of  this  Registration
Statement.

Item 17.  Undertakings.

1.       The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on August 27, 2001.

                                        FRED'S, INC.


                                        By: /s/ Michael J. Hayes
                                           -------------------------------------
                                        Michael J. Hayes,
                                        Chief Executive Officer
                                        and President


                                        By: /s/ Jerry A. Shore
                                           -------------------------------------
                                        Executive Vice President and
                                        Chief Financial Officer
                                        (Principal Accounting and
                                        Financial Officer)

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                          Title

/s/ Michael J. Hayes
--------------------
Michael J. Hayes                    Chief Executive Officer, Managing Director
                                    and Director

/s/ John D. Reier
-----------------
John D. Reier                       President and Director

/s/ David A. Gardner
--------------------
David A. Gardner                    Managing Director and Director

/s/ John R. Eisenman
--------------------
John R. Eisenman                    Director

/s/ Roger T. Knox
-----------------
Roger T. Knox                       Director

/s/ Thomas H. Tashjian
----------------------
Thomas H. Tashjian                  Director

                                                                    Exhibit 24.1
                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Fred's, Inc., a Tennessee corporation, hereby constitutes and appoints Michael J. Hayes and Charles S. Vail, and each of them, his true and lawful attorney-in-fact, for him and in his name, place and stead in any and all capacities to sign each Amendment to this Registration Statement, and to file this Registration Statement and each Amendment so signed with all exhibits thereto and any and all documents in connection therewith with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Power of Attorney has been signed by the following persons on August 27, 2001.


         Signature                          Title

/s/ Michael J. Hayes
--------------------
Michael J. Hayes                    Chief Executive Officer, Managing Director
                                    and Director

/s/ John D. Reier
-----------------
John D. Reier                       President and Director

/s/ David A. Gardner
--------------------
David A. Gardner                    Managing Director and Director

/s/ John R. Eisenman
--------------------
John R. Eisenman                    Director

/s/ Roger T. Knox
-----------------
Roger T. Knox                       Director

/s/ Thomas H. Tashjian
----------------------
Thomas H. Tashjian                  Director